Management's Discussion and Analysis of

Results of Operations and Financial Condition

For the three and six months ended

June 30, 2020

August 11, 2020

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated August 11, 2020 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2020 and 2019 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").

References to "Hudbay", the "Company", "we", "us", "our" or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at June 30, 2020.

Readers should be aware that:

-  This MD&A contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") that are subject to risk factors set out in a cautionary note contained in our MD&A.

-  This MD&A includes an updated discussion of the risks associated with the COVID-19 pandemic and its effect on our operations, financial condition, projects and prospects, and supplements the discussion of these risks in our most recent Annual Information Form ("AIF").

-  This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

-  We use a number of non-IFRS financial performance measures in our MD&A.

-  The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the "Notes to Reader" discussion beginning on page 57 of this MD&A and to carefully review the risks associated with the COVID-19 pandemic that are discussed throughout this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent AIF, consolidated interim financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are a diversified mining company primarily producing copper concentrate (containing copper, gold, and silver) and zinc metal. Directly and through our subsidiaries, we own three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). Our growth strategy is focused on the exploration, development, operation and optimization of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

SUMMARY

Second Quarter Results Boosted by Strong Manitoba Operations

-  Strong production and cost performance from the Manitoba operations during the quarter; an increase in production of all metals over the first quarter and record gold production driven by increasing Lalor gold grades and record gold recoveries at Stall.

-  Successfully achieved efficient restart of operations at Constancia in mid-May with increased government-supported COVID-19 health and safety protocols in place.

-  Second quarter net loss was $51.9 million or $0.20 per share. Second quarter adjusted net loss1 per share was $0.15 and adjusted EBITDA1 was $49.1 million, after adjusting for the impact of the Peru temporary suspension costs and a partial reversal of the Peru inventory write-down from last quarter.

-  Operating cash flow before change in non-cash working capital decreased to $29.5 million in the second quarter of 2020 from $81.3 million in the same quarter of 2019 due to lower production at Constancia and lower realized base metal prices offset by higher realized gold prices and higher gold sales in Manitoba.

-  Cash and cash equivalents increased during the second quarter to $391.1 million as at June 30, 2020 as a result of the previously announced $115.0 million gold prepay transaction and cash generated from operations, partially offset by capital investments on the New Britannia refurbishment project.

On Track to Achieve Manitoba Guidance; Updated Peru Guidance

-  Owing to the outstanding performance from the Manitoba operations in the first half of 2020, and the ability to achieve safe and continuous operations despite COVID-19 operating challenges, we are on track to meet all Manitoba production and cost guidance for 2020.

-  COVID-19 in Peru had a significant impact on our business in the second quarter and continues to be a risk we are actively managing. A government declared state of emergency in mid-March required the suspension of operations at Constancia for a period of eight weeks. The Constancia mill resumed full operation on May 18 processing stockpiled ore, and mining activities returned to normal levels in early July under a successful phased restart plan.

-  Updated 2020 Peru production guidance of 65,000 to 75,000 tonnes of copper and 25,000 to 35,000 ounces of precious metals reflects the Constancia suspension period and the expected start of mining at Pampacancha in early 2021.

Executing on Growth Initiatives

-  Fully-funded New Britannia gold mill refurbishment project remains on schedule and within budget, with detailed engineering approximately 90% complete and construction activities approximately 25% complete.

-  Early mining of the gold zone at Lalor is well-underway, which is expected to result in gold production of 74,000 ounces in 2020 and 102,000 ounces in 2021. This is in preparation for the restart of the New Britannia gold mill, which is expected to increase annual gold production from Lalor to over 150,000 ounces by 2022.

-  Successfully advanced Pampacancha with individual land-user agreements in place covering approximately two-thirds of the land, and land clearing activities are underway.

-  Filed initial briefs with the U.S. Court of Appeals for the Ninth Circuit in June to advance the appeal of the July 2019 Rosemont court decision, which revoked the U.S. Forest Service's issuance of the Final Record of Decision for Rosemont.

-  Restructured revolving credit facilities in the wake of COVID-19 to right-size the facilities and further enhance our financial flexibility during the development of the New Britannia and Pampacancha projects.

-  Updated National Instrument ("NI") 43-101 resource estimate for the 1901 deposit near Lalor includes a larger base metal resource estimate and a new gold-rich inferred resource estimate of 500,000 tonnes grading 6.8 grams per tonne of gold.

Summary of Second Quarter Results

Cash generated from operating activities in the second quarter of 2020 decreased to $31.4 million compared to $107.0 million in the same quarter of 2019. Operating cash flow before change in non-cash working capital was $29.5 million during the second quarter of 2020, reflecting a decrease of $51.8 million compared to the same period of 2019. The decrease in operating cash flow is primarily the result of lower realized base metal prices as well as lower Constancia production and sales due to the temporary suspension of mine operations. This decrease was partially offset by higher gold production and sales in Manitoba as well as higher realized gold prices.

Copper-equivalent production in the second quarter of 2020 decreased by 21% compared to the same period in 2019 primarily as a result of lower ore production from Constancia due to the eight-week suspension of operations commencing mid-March 2020 following a government declared state of emergency as well as lower Constancia copper grades. However, copper-equivalent production in Manitoba increased by 9% in the second quarter over the same quarter in 2019 primarily due to a 25% increase in gold production as sustained results from the Stall mill gold recovery improvement initiatives are achieved.

Net loss and loss per share in the second quarter of 2020 were $51.9 million and $0.20, respectively, compared to a net loss and loss per share of $54.1 million and $0.21, respectively, in the second quarter of 2019. Second quarter earnings were negatively impacted by lower base metal prices, lower sales volumes due to the temporary suspension of Constancia mine operations and lower Constancia grades. In addition, the temporary suspension at Constancia resulted in fixed overhead production costs of $25.6 million during the second quarter and $31.9 million year-to-date that would normally be capitalized to inventories and property, plant, and equipment, to be immediately expensed as part of our cost of sales. This was partially offset by a $8.2 million reversal of a Peru inventory write-down due to rising copper prices in the second quarter. The below table provides a summary of COVID-19 related charges at Constancia and where each item is classified in our consolidated interim financial statements.

Financial statement category	COVID-19 related cost description	Three months ended June 30, 2020	Six months ended June 30, 2020
(in $ thousands)
Cost of sales
Mine operating costs	• Fixed overhead production costs • Medical testing • Safety equipment • Additional transportation and accommodation costs for social distancing	12.4	15.8
Depreciation and amortization	• Straight line equipment depreciation during suspension of operations	13.2	16.1
Total COVID-19 related costs[1]		25.6	31.9

[1] These charges are not included in our calculation of adjusted net loss and adjusted EBITDA. Adjusted net loss and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

After adjusting for the temporary suspension costs in Peru and the reversal of the Peru inventory write-down, among other items, adjusted net loss1 and adjusted EBITDA1 in the second quarter of 2020 were $39.7 million, or $0.15 per share, and $49.1 million, respectively. This compares to an adjusted net loss and adjusted EBITDA of $8.1 million, or $0.03 per share, and $95.9 million, respectively, in the same period of 2019. The increase in adjusted net loss and decrease in adjusted EBITDA was primarily due to the same factors noted above.

On a budgeted sales volume basis, if operations at Constancia were maintained during the eight-weeks in which production was suspended, this would have resulted in approximately $108.0 million of incremental revenue and generated approximately $42.4 million of incremental year-to-date pre-tax earnings, assuming closing second quarter commodity prices. These amounts would have improved our current year-to-date reported revenue of $454.0 million and pre-tax loss of $156.1 million.

In the second quarter of 2020, consolidated cash cost per pound of copper produced, net of by-product credits1, was $0.64, compared to $1.27 in the same period last year. Given the significant reduction in Constancia production in the second quarter, this measure is more heavily impacted by our Manitoba production which contains meaningful zinc and precious metal by-product revenue components, and this is not indicative of future consolidated cash costs. The overall decrease in this measure was a result of declines in Peru production costs in the second quarter exceeding a more muted decline in by-product credit revenues, due to the significant Manitoba by-product revenue component remaining unchanged compared to the same period in 2019. Incorporating sustaining capital, capitalized exploration, royalties, selling, administrative and regional costs, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits1, in the second quarter of 2020 was $2.26, which decreased from $2.30 in the same period last year, driven mainly by same factors noted above.

*Reflects Constancia temporary shutdown in April and May.

1 Adjusted net loss and adjusted net loss per share, adjusted EBITDA, cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

KEY FINANCIAL RESULTS

Financial Condition	Jun. 30, 2020	Dec. 31, 2019
(in $ thousands)
Cash and cash equivalents	391,136	396,146
Total long-term debt	988,418	985,255
Net debt[1]	597,282	589,109
Working capital	260,672	271,284
Total assets	4,498,892	4,461,057
Equity	1,706,303	1,848,123

[1] Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Financial Performance	Three months ended		Six months ended
(in $ thousands, except per share amounts)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Revenue	208,913	329,414	454,020	621,672
Cost of sales	221,567	286,271	488,665	526,718
Loss before tax	(74,604)	(43,931)	(156,056)	(62,044)
Loss	(51,901)	(54,145)	(128,035)	(67,562)
Basic and diluted loss per share	(0.20)	(0.21)	(0.49)	(0.26)
Adjusted loss per share[1]	(0.15)	(0.03)	(0.30)	-
Operating cash flow before change in non-cash working capital[2]	29.5	81.3	71.4	166.9
Adjusted EBITDA[1,2]	49.1	95.9	104.1	200.0

[1] Adjusted loss per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

[2] In millions.

KEY PRODUCTION RESULTS

		Three months ended			Three months ended
		Jun. 30, 2020			Jun. 30, 2019
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced [1]
Copper	tonnes	11,504	6,522	18,026	24,232	6,131	30,363
Gold	oz	2,311	30,303	32,614	3,794	24,305	28,099
Silver	oz	253,687	327,130	580,817	551,807	260,000	811,807
Zinc	tonnes	-	31,222	31,222	-	31,838	31,838
Molybdenum	tonnes	124	-	124	334	-	334
Payable metal sold
Copper	tonnes	9,023	6,928	15,951	25,778	7,393	33,171
Gold	oz	1,317	29,273	30,590	4,056	26,482	30,538
Silver	oz	242,519	299,266	541,785	504,259	300,042	804,301
Zinc [2]	tonnes	-	27,604	27,604	-	24,224	24,224
Molybdenum	tonnes	120	-	120	419	-	419

Cash cost [3]	$/lb	1.56	(1.00)	0.64	1.63	(0.15)	1.27
Sustaining cash cost [3]	$/lb	2.09	1.67		2.11	2.19
All-in sustaining cash cost[3]	$/lb			2.26			2.30

		Six months ended			Six months ended
		Jun. 30, 2020			Jun. 30, 2019
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced [1]
Copper	tonnes	30,793	11,867	42,660	56,075	12,260	68,335
Gold	oz	5,373	57,596	62,969	9,151	44,510	53,661
Silver	oz	714,989	633,520	1,348,509	1,186,737	544,265	1,731,002
Zinc	tonnes	-	61,717	61,717	-	59,875	59,875
Molybdenum	tonnes	478	-	478	638	-	638
Payable metal sold
Copper	tonnes	28,270	11,753	40,023	52,440	12,448	64,888
Gold	oz	3,936	53,229	57,165	10,274	42,893	53,167
Silver	oz	604,110	513,597	1,117,707	1,256,518	530,689	1,787,207
Zinc [2]	tonnes	-	54,396	54,396	-	47,178	47,178
Molybdenum	tonnes	551	-	551	653	-	653

Cash cost [3]	$/lb	1.61	(0.68)	0.97	1.38	0.31	1.19
Sustaining cash cost [3]	$/lb	2.11	2.21		1.71	2.69
All-in sustaining cash cost[3]	$/lb			2.34			2.07
[1] Metal reported in concentrate is prior to deductions associated with smelter contract terms.
[2] Includes refined zinc metal sold.

[3] Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

RECENT DEVELOPMENTS

COVID-19 Business Update

Amidst the COVID-19 pandemic, our business response plan continued to be executed throughout the quarter, building off our crisis response protocols to establish business practices to carry us through this ongoing public health situation. We remain focused on the health and safety of our workforce, their families and the communities in which we operate. Addressing the pandemic is a collective effort and we continue to actively engage with our industry associations to understand developing practices and with local stakeholders and public health authorities to ensure effective implementation of our business response plans. We closely monitor the evolution of the pandemic in each of our regions and are continuously reviewing and adapting our procedures based on the latest local situation.

Each of our business units has developed effective site-specific measures to identify and limit COVID-19 exposure and transmission and maintain a safe environment for our workers and our communities. Site-specific measures include testing of incoming workers prior to their travel to site, pre-screening protocols, quarantine periods for incoming workers, workplace physical distancing protocols, and adjustment of work rotation schedules. These measures continue to evolve as the status of the pandemic changes in each of our operating regions and our measures are adapted to the regional health authorities' latest restrictions and guidelines.

We believe the most important way we can support the communities in which we operate is to manage safe operations that provide income for local employees, businesses, and communities. In addition to our efforts to maintain safe operations, we have been supporting public health efforts and providing COVID-19 relief funding, supplies and services to our neighbouring communities. Each region has different emergency needs at this critical time. In Peru, we have donated medical equipment and supplies to the regional hospitals and have delivered food to nearby communities in need. In Manitoba, we have donated to charities that provide various forms of support to families in need.

Resumption of Operations at Constancia

On May 14, following an eight-week suspension of Constancia operations due to a government declared state of emergency, Hudbay received approval of our restart protocols from Peru's Ministry of Energy and Mines. On May 18, 2020, the Constancia processing facilities resumed full production. During the Constancia mine suspension period, a smaller workforce was maintained at the site to oversee critical aspects of the operation and pro-actively prepare detailed mine reopening plans, which helped facilitate the quick and efficient restart of operations. In an effort to ensure a steady ramp-up while minimizing the number of workers at site, the restart plan followed a two-phased approach. The initial phase utilized stockpiled ore to fill the mill for the first six weeks. This was followed by a ramp-up of mining activities, commencing the last week of June with a full ramp up to normal levels in early July.

The situation in Peru, however, remains fluid. The state of emergency, first declared by the government in response to the COVID-19 pandemic on March 15, has since been extended to August 31, 2020 and there remains a risk of further disruptions to mining operations. We are actively monitoring the situation and any potential future impact on Constancia's operations.

Annual Guidance Update

On May 14, 2020, we suspended our previously issued 2020 annual guidance for our Peru operations due to the temporary suspension of operations at Constancia and the ongoing uncertainty surrounding the COVID-19 pandemic. Following a full resumption of Constancia milling activities in mid-May and mining activities in early July, we have reissued updated 2020 annual guidance for our Peru business unit.

Our updated annual production and operating cost guidance, along with our annual capital and exploration expenditure forecasts are presented below. These forecasts incorporate the impact of regularly scheduled maintenance at our operations, including semi-annual mill maintenance at Constancia and planned maintenance on the Lalor hoist facilities during the third quarter. Our updated Peru guidance assumes we are able to continue to safely operate for the remainder of the year while adhering to our existing health protocols and those required by the Peruvian government. Our Manitoba guidance remains unchanged from previously disclosed expectations.

Revised 2020 Guidance Summary		Peru	Manitoba	Total

Contained Metal in Concentrate[1]
Copper	tonnes	65,000 - 75,000	18,000 - 22,000	83,000 - 97,000
Zinc	tonnes		105,000 - 125,000	105,000 - 125,000
Precious metals[2]	oz	25,000 - 35,000	110,000 - 135,000	135,000 - 170,000
Molybdenum	tonnes	1,100 - 1,300		1,100 - 1,300

Combined Unit Operating Cost[3]	$/tonne	$8.30 - $10.00	C$130 - 140

Capital Expenditures[4]
Sustaining capital	millions	80.0	100.0	180.0
Growth capital	millions	70.0 [5]	80.0	170.0 [6]

Exploration Expenditures	millions	15.0	10.0	25.0 [7]

[1] Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.
[2] Precious metals production includes gold and silver production on a gold-equivalent basis, and silver is converted to gold at a ratio of 89:1.

[3] Reflects combined mine, mill and G&A costs per tonne of milled ore. Peru costs reflect the deduction of expected capitalized stripping costs. Combined unit costs are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

[4] Excludes capital costs not considered to be sustaining or growth capital expenditures.

[5] Peru growth capital expenditures include costs associated with project development and acquiring surface rights. Additional costs remain outstanding in recognition of current uses of land and the company is currently entering into agreements to address these matters.

[6] Includes $20.0 million of capitalized Arizona spending associated with the Rosemont and Mason projects.
[7] Includes $15.0 million of capitalized exploration resulting in total exploration expense of $10.0 million.

The revised production guidance for Peru reflects a reduction of approximately 15,000 to 20,000 tonnes of copper and 20,000 ounces of precious metals compared to the original guidance issued earlier this year, with molybdenum production only modestly affected. This reduction reflects the lost production during the eight-week temporary suspension at Constancia, in addition to revised mine plans for the remainder of the year and the resulting deferral of some higher-grade ore into 2021. The precious metals production guidance also reflects the revised expected Pampacancha production start date of early 2021, compared to the second half of 2020 previously, due to the Peruvian government declared state of emergency and the resulting impact on the Consulta Previa consultation process.

Peru sustaining capital of $80.0 million reflects the deferral of approximately $20.0 million into 2021 due to the resequencing of capital activities, such as tailings and capitalized stripping, as a result of the temporary mine suspension. The revised unit cost guidance in Peru reflects lower mining costs during the gradual ramp-up of mining activities in the second quarter of 2020. There was no change to exploration expenditure guidance.

Peru growth capital of $70.0 million is unchanged from previous guidance and includes initial expenditures for developing the Pampacancha deposit, acquiring surface rights from the local community, but excludes the costs associated with recognizing the current uses of the land by certain community members. We have made significant progress with completing these individual land-user agreements, with agreements covering approximately two-thirds of the property completed to-date and the remaining agreements expected to be completed during the third quarter of 2020. As of June 30, 2020, approximately one-third of the land has been vacated and turned over to Hudbay. We intend to update our Peru growth capital guidance for these remaining costs once all of the individual land-user agreements are completed.

Credit Facility Amendment

In the second quarter of 2020, in the wake of the COVID-19 pandemic, we entered into discussions with the syndicate of banks in our revolving credit facilities (the "Credit Facilities") to restructure the facilities in order to provide Hudbay with enhanced flexibility during the development of the New Britannia and Pampacancha projects. Each of the banks in the syndicate has received credit approval to amend the Credit Facilities on the proposed terms and the transaction is expected to close by the end of August.

As a result of the amendment, total available borrowings under the Credit Facilities will be $400.0 million to reflect our anticipated business requirements until June 2022 when the Credit Facilities mature. The revised covenants include maintaining a net debt to EBITDA ratio of less than 5.25:1 and an interest coverage ratio of greater than 2.50:1 until the end of 2021. Refer to the Liquidity and Capital Resources section for additional information.

Snow Lake Development and Exploration Update

New Britannia Refurbishment Activities Underway

The New Britannia refurbishment project remains on schedule and on budget. In May, we broke ground at the New Britannia site with the start of construction of the foundation for the new copper flotation building. Construction of the pipeline between the New Britannia and Stall mills continues as planned. Detailed engineering is approximately 90% complete and construction activities are approximately 25% complete to-date. Refurbishment activities are on track for completion in August 2021, with plant commissioning and ramp-up expected during the second half of 2021. Through our expertise in project development and the advancement of the detailed engineering work, we have identified the potential to produce gold from the New Britannia mill earlier than expected in 2021. We are exploring this early gold opportunity and expect to provide an update in the third quarter of 2020.

We are continuing with our plan to mine approximately 90,000 tonnes from the gold zone in 2020 as part of stope sequencing in preparation for the restart of the New Britannia gold mill. Gold production from Lalor is expected to be 74,000 ounces in 2020 and 102,000 ounces in 2021, as per the March 30, 2020 mine plan. Upon completion of the New Britannia mill refurbishment, average annual gold production from Lalor is expected to increase to over 150,000 ounces at cash costs and sustaining cash costs, net of by-product credits, of approximately $480 and $655 per ounce, respectively, during the first eight years.

1901 Deposit Updated Resource Estimate

Since its discovery in February 2019, drilling has continued to define the extent and geometry of the 1901 deposit. After announcing an initial inferred resource estimate for the two zinc-rich lenses in August 2019, the focus of the infill drill program conducted during the winter of 2020 was two-fold: to upgrade the classification of a significant portion of the inferred resources reported in August 2019, and to define an initial inferred resource estimate for the gold mineralization that had been intersected around the two zinc-rich lenses.

The 1901 deposit is located half-way between the former Chisel North mine and the Lalor mine, less than 1,000 metres from an active underground ramp at a depth ranging from 550 to 650 metres and within 15 kilometres trucking distance of both the Stall base metal concentrator and the New Britannia gold mill. The property is 100% owned by the Company, free of any royalties or streams. The mineralization is similar to Lalor with zinc-rich volcanogenic massive sulphide lenses containing high-grade gold zones and indication of a copper-gold rich feeder zone. The mineralization occurs along the hanging wall contact of the stratigraphic horizon hosting the Chisel North deposit.

The updated resource estimates for the 1901 deposit, as of July 20, 2020, are provided in the table below:

1901 Deposit Mineral Resource Estimates[1,2,3,4,5]	Tonnes (millions)	Zn Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Cu Grade (%)
Base Metal Zone
Measured	1.0	6.79	2.2	29.9	0.43
Indicated	1.1	10.07	1.5	32.9	0.30
Total Measured and Indicated	2.1	8.52	1.8	31.5	0.36
Inferred	0.4	7.11	1.8	24.4	0.79
Gold Zone
Inferred	0.5	0.53	6.8	36.0	0.78
[1] CIM definitions were followed for the estimation of mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
[2] Mineral resources are reported within an economic envelope defined by a mineral stope optimization algorithm assuming a selective mining method.
[3] Long-term metal prices of $1,500/oz gold, $18.00/oz silver, $3.00/lb copper and $1.09/lb zinc were used for the estimation of the mineral resources.

[4] Metal recovery estimates are based on the assumption that the base metal mineralization would be processed at the Stall concentrator and would present a similar performance to those experienced historically for the Chisel and Lalor zinc-rich lenses. The gold mineralization is assumed to be processed at the New Britannia concentrator, which is currently being refurbished.

[5] Specific gravity measurements using industry standard techniques were completed on all assayed intervals.

High resource conversion - The upgraded base metal measured and indicated resource estimates at the 1901 deposit are equivalent to 100% of the initial tonnage of the 2019 base metal inferred resources reported in our most recent AIF, with a 12% lower zinc grade and more than double the gold grade. While the 2020 infill drilling only covered approximately two-thirds of the footprint of the 2019 mineral resource estimates, it has evidenced a larger zinc-rich resource with significant gold, silver and copper content. There remains an additional 400 thousand tonnes of base metal inferred resource estimates with attractive zinc, copper and gold content which has the potential to be upgraded to higher categories with further drilling.

Significant gold content - The 2020 drilling program was also successful in defining a new gold-rich inferred resource estimate of 500 thousand tonnes at a gold grade of 6.8 grams per tonne. Total gold resources have significantly increased with 122 thousand ounces in measured and indicated and 137 thousand ounces in inferred, compared to a total of 58 thousand inferred ounces previously, which continues to demonstrate the gold potential of the Snow Lake camp.

Conservative resource estimation method - The methodology followed to estimate mineral resources at the 1901 deposit is identical to the approach used for the Lalor mine (please refer to the NI 43-101 Technical Report for Lalor dated March 28, 2019 for more details) and constrains the resource within a stope optimization envelope that is expected to lead to a high mineral resource to mineral reserve conversion factor.

1901 Deposit Exploration Potential

There remains further opportunity to convert additional inferred material to the measured and indicated categories and to extend the resource in the northern and eastern parts of the deposit. We expect to complete a drill program in early 2021 with a focus on expanding and upgrading the 1901 resource estimate. We have also identified additional favourable exploration drill targets located between the 1901 deposit and the Lalor mine that remain to be tested.

In addition, recent drilling has identified several high-grade copper-gold zones that have not been included in the current resource estimate due to limited drilling density. Highlights of these copper-gold intersections are summarized in the table below:

Hole ID	From	To	Intercept	True Width[1]	Au	Ag	Cu	Zn
	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)
CH1925	623.4	626.3	2.9	2.8	6.5	29.1	4.64	1.39
CH1955	655.0	658.0	3.0	2.9	2.4	10.4	2.37	0.02
CH1956	674.0	677.0	3.0	2.9	4.0	41.5	2.17	0.76
CH1979	679.7	685.8	6.0	5.8	4.1	22.3	3.18	0.16
CH1989	696.0	699.0	3.0	2.8	7.5	24.9	3.53	1.10
CH1101[2]	736.0	742.2	6.2	-	0.9	19.9	4.80	0.18
CH1201[2]	657.0	661.0	4.0	-	1.5	7.6	1.22	0.04
CH1203[2]	693.5	695.0	1.5	-	6.1	21.8	5.08	0.06
Note: all grade values are uncut, and assay results are density and length weighted.
[1] True width is estimated based on drill angle and intercept geometry of mineralization.
[2] Historical drill holes. True widths cannot be estimated at this stage given the uncertainties of the mineralization geometry.

Hole ID	From (m)			To (m)			Azimuth at Intercept	Dip at Intercept
	Easting	Northing	Elevation	Easting	Northing	Elevation
CH1925	427,188	6,078,908	-294	427,188	6,078,907	-297	229	-75
CH1955	427,128	6,078,932	-322	427,127	6,078,931	-325	216	-74
CH1956	427,095	6,078,798	-339	427,095	6,078,797	-342	217	-73
CH1979	427,118	6,078,926	-346	427,116	6,078,925	-352	247	-73
CH1989	427,087	6,078,875	-349	427,086	6,078,874	-351	238	-69
CH1101	427,471	6,078,922	-399	427,471	6,078,921	-402	162	-72
CH1201	427,266	6,078,917	-312	427,265	6,078,916	-316	215	-72
CH1203	427,201	6,079,084	-365	427,200	6,079,084	-367	251	-73

Snow Lake Expansion Potential

The updated resource estimate for the 1901 deposit was planned as part of phase three of our Snow Lake gold strategy. There remain opportunities for extension and additional conversion of mineral resource estimates at the 1901 deposit and we are engaged in engineering activities to develop a viable mine plan for the 1901 deposit that could supplement production from Lalor to take advantage of the future processing capacity of our mills in the Snow Lake region.

We are also examining the potential to optimize both the Stall and New Britannia mills, which could create further value for the 1901 deposit and the Snow Lake operations. At the Stall mill, we are initiating studies to increase gold and copper recoveries. We will also be completing studies to potentially expand the New Britannia mill capacity beyond the currently planned 1,500 tonnes per day. We expect to complete these studies in the first half of 2021 as we execute the third phase of our Snow Lake gold strategy.

Constancia Regional Exploration

Our consistent approach to community negotiations has proved successful, demonstrating our strong relationships with the neighbouring communities near Constancia and positioning us well to unlock future value on our other regional growth targets in Peru. After reaching an exploration agreement with the Quehuincha community in early 2019 and subsequently completing the Consulta Previa process, we are on track to commence our planned drill program in the fall of 2020 to test a high-grade skarn target on the Quehuincha North property.

We are also continuing the follow-up drilling program on the previously disclosed Constancia North intersections to test a possible extension of copper porphyry and high-grade skarn mineralization occurring within 300 metres of the edge of the current Constancia pit. We expect to have the results from this drilling program in the third quarter of 2020.

Appointment of Chief Financial Officer

On June 11, 2020, Steve Douglas was appointed as Hudbay's Senior Vice President and Chief Financial Officer effective June 30, 2020. Mr. Douglas is highly regarded and brings over 25 years of resource industry and senior finance leadership experience to our executive team.

Appeal of Unprecedented Rosemont Court Decision

On June 22, 2020 we announced the filing of the Company's initial brief with the U.S. Court of Appeals for the Ninth Circuit in relation to the U.S. District Court for the District of Arizona's ("District Court") decision in July 2019, which revoked the U.S. Forest Service's ("Forest Service") issuance of the Final Record of Decision ("FROD") for the Rosemont project in Arizona. The filing of the Company's brief follows the U.S. federal government's initial brief which was filed on June 15, 2020 by the U.S. Department of Justice on behalf of the federal agencies involved in issuing the FROD. The FROD was issued in June 2017 after a thorough process involving 17 co-operating agencies at various levels of government.

The briefs explain how both the Company and the government believe that the District Court misinterpreted federal mining laws and Forest Service regulations as they apply to Rosemont. Both briefs assert that current law broadly authorizes mining-related activities, such as ore processing and tailings storage, to be conducted on open Forest Service lands. The District Court's determination that the Forest Service's mining regulations do not apply to mining activities unless those activities are conducted entirely on valid mining claims, and hence above ore bodies, is contrary to plain language reading of the general mining law, as well as Forest Service regulations, which explicitly allow for mining-related activity to occur on lands not covered by any mining claim.

On June 29, 2020, further briefs were filed by industry groups in support of Hudbay and the U.S. government's appeal. These industry groups include the National Mining Association, the American Exploration and Mining Association, and the Southern Arizona Business Coalition.

Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on August 11, 2020. The dividend will be paid on September 25, 2020 to shareholders of record as of September 4, 2020.

BlackNorth Initiative

Hudbay's President and Chief Executive Officer, Peter Kukielski, recently joined other senior executives from Canadian public companies in a pledge to take action to end systemic racism and create opportunities for all of those in the underrepresented BIPOC (Black, Indigenous and People of Colour) community. The pledge is part of the BlackNorth Initiative and the recently formed Canadian Council of Business Leaders Against Anti-Black Systemic Racism. The BlackNorth Initiative aligns with our values of dignity and respect, caring, openness and trustworthiness that are inherent in our corporate culture and in our decision-making and actions. Our community engagement efforts are focused around creating opportunities for all members of the communities in which we operate. Through the BlackNorth Initiative, we intend to expand our efforts to help end systemic racism.

CONSTANCIA OPERATIONS REVIEW

		Three months ended		Six months ended		Guidance
		Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019	Annual
						2020 [1]
Ore mined [2]	tonnes	2,775,286	8,211,166	9,760,498	16,845,939
Copper	%	0.34	0.39	0.34	0.43
Gold	g/tonne	0.04	0.04	0.03	0.04
Silver	g/tonne	2.90	3.68	3.04	3.61
Molybdenum	%	0.02	0.01	0.02	0.01

Ore milled	tonnes	4,355,482	7,679,739	11,074,949	15,672,801
Copper	%	0.34	0.37	0.34	0.42
Gold	g/tonne	0.04	0.04	0.03	0.04
Silver	g/tonne	3.04	3.40	3.09	3.47
Molybdenum	%	0.01	0.02	0.01	0.01

Copper concentrate	tonnes	51,331	103,796	135,346	238,519
Concentrate grade	% Cu	22.41	23.35	22.75	23.51

Copper recovery	%	76.6	84.7	81.3	85.6
Gold recovery	%	43.4	41.3	47.0	47.1
Silver recovery	%	59.6	65.7	64.9	67.9
Molybdenum recovery	%	19.9	28.9	29.2	27.9

Combined unit operating costs[3,4]	$/tonne	7.77	10.39	8.70	9.62	8.30 - 10.00
[1] Updated Peru guidance issued August 11, 2020.
[2] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[3] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

[4] Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Following the government-mandated mid-March suspension of operations at Constancia, the mine remained closed for approximately eight weeks and resumed operations in mid-May, achieving normal mill throughput levels on May 18, within 48 hours after restart, and continued at these levels for the remainder of the second quarter. The initial six weeks following restart focused on milling activities while processing stockpile ore. This was followed by a ramp-up of mining activities commencing the last week of June with a full ramp-up to normal levels in early July. Enhanced health and safety measures were implemented upon the re-start of operations and remain in place as we continue to monitor the local impacts of the COVID-19 pandemic.

Ore milled at our Constancia mine during the second quarter of 2020 was 43% lower compared to the same period in 2019 due to the temporary shutdown of Constancia. Milled copper grades in the second quarter were approximately 8% lower than the same period in 2019 as mainly lower grade stockpile ore was processed during the quarter. Copper recoveries in the second quarter of 2020 decreased by 10% compared to the same period in 2019 due to processing of mainly lower grade stockpiled ore.

Combined mine, mill and G&A unit operating costs in the second quarter of 2020 were 25% lower than the same period in 2019, primarily due to lower operating costs as a result of constrained activity during the state of emergency, and significantly reduced mining costs during the quarter. We also deferred a second quarter planned plant maintenance shutdown from May to the third quarter, as a result of completing proactive plant maintenance during the eight-week temporary suspension.

Year-to-date production variances were affected by the same factors as the second quarter variances versus prior year.

Contained metal in concentrate produced		Three months ended		Six months ended		Guidance
		Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019	Annual
						2020 [1]
Copper	tonnes	11,504	24,232	30,793	56,075	65,000 - 75,000
Gold	oz	2,311	3,794	5,373	9,151
Silver	oz	253,687	551,807	714,989	1,186,737
Molybdenum	tonnes	124	334	478	638	1,100- 1,300
Precious metals[2]	oz	5,161	11,677	13,406	26,104	25,000 - 35,000
[1] Updated Peru guidance issued August 11, 2020.

[2] Precious metals production includes gold and silver production on a gold-equivalent basis. For 2019, silver is converted to gold at a ratio of 70:1. For 2020, silver is converted to gold at a ratio of 89:1.

In the second quarter of 2020 production of copper, gold and silver were 53%, 39%, and 54% lower, respectively, than the same period in 2019, as the temporary mine suspension and generally lower grades resulted in reduced production during the quarter. Production in the second half of the quarter, following the resumption of operations, was consistent with volumes from the same period in 2019. For the first half of 2020, production of copper, gold and silver were 45%, 41%, and 40% lower, respectively, compared to the first half of 2019 for the same reasons as the second quarter variances. Molybdenum production was similarly affected.

Peru's updated 2020 production guidance has been revised to reflect the lost production during the eight-week temporary suspension at Constancia, in addition to revised mine plans for the remainder of the year and the resulting deferral of some higher-grade ore into 2021. Our updated guidance assumes we will be able to continue to safely operate for the remainder of the year while adhering to our existing health protocols and those required by the Peruvian government.

*Reflects Constancia temporary shutdown in April and May.

Peru Cash Cost and Sustaining Cash Cost

		Three months ended		Six months ended
		Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Cash cost per pound of copper produced, net of by-product credits[1]	$/lb	1.56	1.63	1.61	1.38
Sustaining cash cost per pound of copper produced, net of by-product credits[1]	$/lb	2.09	2.11	2.11	1.71

[1] Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, for the three and six months ended June 30, 2020 were $1.56 and $1.61, respectively. Cash cost remained relatively consistent quarter over quarter, however, increased 17% on a year-to-date basis. The overall increase is primarily due to lower copper production as a result of the temporary shutdown and lower copper grades and recoveries, as well as lower by-product credits, partially offset by lower combined operating costs.

Sustaining cash cost per pound of copper produced, net of by-product credits, remained consistent quarter over quarter; however, increased by 23% on a year-to-date basis. The overall increase is primarily due to the same factors noted above affecting cash costs partially offset by lower sustaining capital due to a curtailment of activity during the eight-week shutdown.

Metal Sold

		Three months ended		Six months ended
		Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Payable metal in concentrate
Copper	tonnes	9,023	25,778	28,270	52,440
Gold	oz	1,317	4,056	3,936	10,274
Silver	oz	242,519	504,259	604,110	1,256,518
Molybdenum	tonnes	120	419	551	653

Quantities of payable metal sold for the three and six months ended June 30, 2020 were lower than the same period in 2019 primarily for the same reasons that affected contained metal production. In addition, the lag in timing of sales following the restart of operations on May 18 resulted in a marginal increase in concentrate inventory during the current quarter compared to a reduction of concentrate inventory in the same quarter last year.

MANITOBA OPERATIONS REVIEW

Mines

		Three months ended		Six months ended
		Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Lalor
Ore	tonnes	407,408	411,701	828,926	800,184
Copper	%	0.77	0.73	0.73	0.75
Zinc	%	6.05	6.34	5.73	6.51
Gold	g/tonne	2.64	2.12	2.46	1.90
Silver	g/tonne	28.40	22.32	27.27	24.09
777
Ore	tonnes	281,890	288,599	561,815	567,121
Copper	%	1.72	1.34	1.45	1.49
Zinc	%	4.13	3.37	4.12	3.28
Gold	g/tonne	1.91	1.60	1.87	1.65
Silver	g/tonne	25.73	18.92	24.80	20.31
Total Mines
Ore	tonnes	689,298	700,300	1,390,741	1,367,305
Copper	%	1.16	0.98	1.02	1.06
Zinc	%	5.26	5.12	5.08	5.17
Gold	g/tonne	2.34	1.90	2.22	1.80
Silver	g/tonne	27.31	20.92	26.27	22.52

Unit Operating Costs[1,2]		Three months ended		Six months ended
		Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Mines
Lalor	C$/tonne	96.66	113.18	94.88	107.60
777	C$/tonne	80.55	77.12	77.39	76.59
Total Mines	C$/tonne	90.07	98.32	87.82	94.74
[1] Reflects costs per tonne of ore mined.

[2] Unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

The Manitoba business unit had solid operating performance across the mines, mills and zinc plant during the second quarter. In response to the COVID-19 pandemic, we have worked collaboratively with our health and safety committees and the local health units with a focus on keeping our employees and communities safe by implementing a number of layered workplace controls. As a result, the second quarter Manitoba operating results were largely unaffected by the COVID-19 pandemic and are on track to achieve annual production and cost guidance.

Operational performance during the second quarter at both Lalor and 777 was strong, with ore production generally in line and grades largely exceeding the same period in 2019. The enhanced precious metal production from Lalor, driven by improved gold and silver grades is a result of prioritizing resources within the higher value portions of the base metal lenses. Development in the gold rich lenses 25 and 27 advanced ahead of schedule, and production from these areas is expected ahead of the New Britannia mill restart as Lalor transitions to a gold mine. Higher 777 ore grades during the second quarter of 2020 were expected and consistent with the mine plan which included the mining of higher-grade copper stopes during the quarter. As a result, both second quarter and year-to-date gold and silver grades mined in Manitoba increased significantly, while base metal grades were consistent with the same comparative periods in 2019.

Total unit operating costs for the second quarter of 2020 decreased by 8% compared to the same period in 2019 mainly due to lower operating costs at Lalor. Year-to-date total unit operating costs in Manitoba similarly decreased by 7% for the same reason.

Processing Facilities

		Three months ended		Six months ended
		Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Stall Concentrator
Ore	tonnes	334,601	339,616	704,388	661,139
Copper	%	0.76	0.71	0.73	0.74
Zinc	%	6.16	6.36	5.75	6.55
Gold	g/tonne	2.70	2.08	2.48	1.92
Silver	g/tonne	28.72	22.03	27.44	24.39

Copper concentrate	tonnes	11,312	9,886	22,950	20,998
Concentrate grade	% Cu	19.51	20.79	19.41	20.21

Zinc concentrate	tonnes	37,267	38,122	73,397	76,615
Concentrate grade	% Zn	51.13	51.70	50.72	51.42

Copper recovery	%	86.6	85.6	86.5	86.4
Zinc recovery	%	92.4	91.2	91.9	91.0
Gold recovery	%	62.3	52.5	61.6	55.4
Silver recovery	%	62.1	56.5	61.6	60.6

Contained metal in concentrate produced
Copper	tonnes	2,208	2,056	4,455	4,242
Zinc	tonnes	19,057	19,710	37,225	39,393
Precious metals[1]	oz	20,252	13,857	38,928	27,090

Flin Flon Concentrator
Ore	tonnes	324,906	367,017	657,495	656,261
Copper	%	1.52	1.26	1.31	1.39
Zinc	%	4.41	3.84	4.39	3.69
Gold	g/tonne	1.99	1.71	1.94	1.69
Silver	g/tonne	25.56	19.82	24.93	20.68

Copper concentrate	tonnes	19,120	18,081	32,642	34,825
Concentrate grade	% Cu	22.56	22.54	22.70	23.02

Zinc concentrate	tonnes	24,192	23,455	48,564	40,365
Concentrate grade	% Zn	50.28	51.71	50.43	50.74

Copper recovery	%	87.3	88.0	85.9	88.0
Zinc recovery	%	84.9	86.0	84.9	84.7
Gold recovery	%	58.6	61.3	56.1	61.5
Silver recovery	%	50.7	53.0	47.6	52.7

Contained metal in concentrate produced
Copper	tonnes	4,314	4,075	7,412	8,016
Zinc	tonnes	12,165	12,128	24,492	20,482
Precious metals[1]	oz	13,727	14,162	25,786	25,195

[1] Precious metals production includes gold and silver production on a gold-equivalent basis.  For 2019, silver is converted to gold at a ratio of 70:1. For 2020, silver is converted to gold at a ratio of 89:1.

Unit Operating Costs[1]		Three months ended		Six months ended		Guidance
		Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019	Annual
						2020
Concentrators
Stall	C$/tonne	24.20	24.61	23.24	25.18
Flin Flon	C$/tonne	23.97	20.67	22.85	22.90
Combined mine/mill unit operating costs [2,3]
Manitoba	C$/tonne	135	135	131	140	130 - 140
[1] Reflects costs per tonne of milled ore.
[2] Reflects combined mine, mill and G&A costs per tonne of milled ore.

[3] Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

At the Stall concentrator, ore processed during the second quarter of 2020 was generally consistent with the same period in 2019, despite a planned two-week outage on one of the grinding lines for capital upgrades. Gold and silver recoveries during the quarter increased by 19% and 10%, respectively, compared to the same period in 2019 due to a combination of improved ore characteristics and numerous operational improvement projects implemented at the Stall mill. Ore processed in the Flin Flon concentrator in the second quarter of 2020 decreased by 11% compared to the same period in 2019 due to less Lalor ore required to be processed in Flin Flon as a result of higher throughput at the Stall mill. Furthermore, operational optimization between the 777 mine and the Flin Flon mill, which provides input feed for paste backfill to the mine, led to lower milling activity and a corresponding increase of the ore stockpile at quarter end.  Metal recoveries at the Flin Flon concentrator during the second quarter of 2020 decreased slightly compared with the same period in 2019, which was in line with metallurgical models.

Unit operating costs at Stall decreased slightly in the second quarter of 2020 compared to the same period in 2019, whereas unit operating costs at Flin Flon were 16% higher over the same period because of reduced ore throughput.  Manitoba combined mine, mill and G&A unit operating costs in the second quarter of 2020 remained unchanged compared to the same period in 2019.

Year-to-date ore processed at Stall increased by 7% as a result of several continuous improvement initiatives and higher ore availability from the Lalor mine. Year-to-date ore processed at the Flin Flon mill remained largely unchanged from the same period in 2019.

Year-to-date combined mine, mill and G&A unit operating costs were 6% lower as the mines and mills delivered consistent results with less production disruptions.

Manitoba contained metal in concentrate produced[1]		Three months ended		Six months ended		Guidance
		Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019	Annual
						2020
Copper	tonnes	6,522	6,131	11,867	12,260	18,000 - 22,000
Gold	oz	30,303	24,305	57,596	44,510
Silver	oz	327,130	260,000	633,520	544,265
Zinc	tonnes	31,222	31,838	61,717	59,875	105,000 - 125,000

Precious metals[2]	oz	33,979	28,019	64,714	52,285	110,000 - 135,000
[1] Metal reported in concentrate is prior to deductions associated with smelter terms.

[3] Precious metals production includes gold and silver production on a gold-equivalent basis. For 2019, silver is converted to gold at a ratio of 70:1. For 2020, silver is converted to gold at a ratio of 89:1.

In the second quarter of 2020, copper, gold and silver production was 6%, 25%, and 26% higher compared to the same period in 2019 due to higher head grades and higher gold and silver recoveries. Zinc production declined by 2%, in the second quarter of 2020. Year-to-date, gold, silver and zinc production increased by 29%, 16% and 3%, respectively, due to higher throughput and higher gold and silver head grades. Year-to-date copper production decreased by 3% as head grades decreased.

Manitoba production of all metals and combined unit operating costs are expected to be within guidance ranges for the full year 2020.

Zinc Plant

Zinc Production		Three months ended		Six months ended		Guidance
		Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019	Annual
						2020
Zinc Concentrate Treated
Domestic	tonnes	63,350	57,929	124,701	108,023
Refined Metal Produced
Domestic	tonnes	27,535	27,486	56,001	51,205	100,000 - 112,000

Unit Operating Costs		Three months ended		Six months ended		Guidance
		Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019	Annual
						2020
Zinc Plant [1,2]	C$/lb	0.45	0.44	0.47	0.48	0.45 - 0.52
[1] Zinc unit operating costs include G&A costs.

[2] Zinc unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Production of cast zinc in the second quarter of 2020 is comparable to the same period in 2019 while operating costs per pound of zinc metal produced remained consistent over the same periods. Year-to-date refined metal zinc production increased by 9% compared to the first half of 2019.

Full year production of cast zinc and zinc plant unit operating cost are expected to be within guidance ranges for the full year 2020.

Manitoba Cash Cost and Sustaining Cash Cost

		Three months ended		Six months ended
		Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Cost per pound of copper produced
Cash cost per pound of copper produced, net of by-product credits [1]	$/lb	(1.00)	(0.15)	(0.68)	0.31
Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$/lb	1.67	2.19	2.21	2.69

Cost per pound of zinc produced
Cash cost per pound of zinc produced, net of by-product credits [1]	$/lb	0.05	0.38	0.28	0.52
Sustaining cash cost per pound of zinc produced, net of by-product credits [1]	$/lb	0.61	0.83	0.83	1.01

[1] Cash cost and sustaining cash cost per pound of copper & zinc produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, in the second quarter of 2020 was negative $1.00. These costs were lower compared to the same period in 2019, primarily as a result of lower mining costs, higher by-product credits and higher copper production.

Sustaining cash cost per pound of copper produced, net of by-product credits, in the second quarter of 2020 was $1.67. These costs were lower compared to the same period in 2019, primarily due to the reasons listed above slightly offset by increased sustaining capital expenditures.

Cash cost and sustaining cash cost per pound of zinc produced, net of by-product credits, in the second quarter of 2020 were lower than the same period last year as a result of significantly higher by-product credits and lower mining costs, partially offset by lower zinc production and higher sustaining capital expenditures.

Cash cost and sustaining cash cost per pound of zinc produced, net of by-product credits, were lower in the first half of 2020 compared to the same period in 2019 due to increased zinc production, significantly higher by-product credits and lower mining costs, partially offset by higher sustaining capital expenditures.

Metal Sold

		Three months ended		Six months ended
		Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Payable metal in concentrate
Copper	tonnes	6,928	7,393	11,753	12,448
Gold	oz	29,273	26,482	53,229	42,893
Silver	oz	299,266	300,042	513,597	530,689
Zinc	tonnes	-	-	-	-
Refined zinc	tonnes	27,604	24,224	54,396	47,178

OUTLOOK

This outlook includes forward-looking information about the markets for the commodities we produce. For additional information on forward-looking information, refer to the "Forward-Looking Information" section of this MD&A. We may update our outlook depending on changes in metals prices and other factors. In addition to this section, refer to the "Operations Review" and "Financial Review" sections for additional details on our outlook for 2020.

Commodity Markets

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The current and future impacts on global commerce are anticipated to be far-reaching. To date, there has been significant volatility in stock markets, commodities and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods have become restricted. Containment measures have resulted in significantly decreased economic activity in the second quarter of 2020, which has adversely affected the broader global economy.

Our 2020 operational and financial performance will be influenced by a number of factors. At the macro-level, the impact of COVID-19 and the general performance of the Chinese, North American and global economies will influence future demand for our products. The realized prices we achieve in the commodity markets significantly affect our financial performance. To date, we have experienced production below estimated levels and reduced revenue.

Copper and zinc prices declined by 20% or more in response to the COVID-19 pandemic, reaching lows in March of $2.08 per pound and $0.83 per pound, respectively. Since that time, liquidity injections by central banks and government stimulus in all parts of the globe, combined with actual and projected supply disruptions in copper and zinc mining operations, have seen prices of both metals rebound dramatically with copper hitting fresh 2020 highs in the $2.90 range in July.  Gold prices have also been very volatile, initially dropping approximately $200 per ounce in response to the global asset sell off in March before fears of future inflation stemming from the response of central banks and governments to COVID-19 drove prices to all-time record levels above $2,000/oz in early August.

We remain confident in the longer-term outlook for the commodities we produce; however, there is significant ongoing short to medium-term uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities we produce, on our suppliers, on our employees and on global financial markets. As a result, our financial results may remain volatile as COVID-19 continues to affect production, operating costs and the prices we receive for our products.

FINANCIAL REVIEW

Financial Results

In the second quarter of 2020, we recorded a net loss of $51.9 million compared to a loss of $54.1 million for the same period in 2019, representing a marginal increase in earnings of $2.2 million. Year-to date in 2020, we recorded a net loss of $128.0 million compared to a loss of $67.5 million in the same period in 2019, a decrease in profit of $60.5 million.

The following table provides further details on these variances:

(in $ millions)	Three months ended June 30, 2020	Six months ended June 30, 2020

(Decrease) increase in components of profit or loss:
Revenues	(120.5)	(167.7)
Cost of sales
Mine operating costs	54.3	37.0
Depreciation and amortization	10.4	1.1
Selling and administrative expenses	(0.3)	9.5
Write down of UCM receivable	26.0	26.0
Net finance expense	(8.0)	(13.1)
Other	7.3	13.2
Tax	33.0	33.5
Increase (decrease) in profit for the period	2.2	(60.5)

Revenue

Revenue for the second quarter of 2020 was $208.9 million, $120.5 million or 37% lower than the same period in 2019, primarily as a result of significantly lower sales volumes in Peru as a result of an eight-week shutdown at Constancia through to May 18. The lag in concentrate shipments resulted in Peru's first shipment for the quarter occurring in June. Revenues from Manitoba during the quarter were also lower compared to the same period in 2019, due to lower realized base metal prices, partially offset by higher realized gold prices and higher zinc sales volumes.

Year-to-date revenue in 2020 was $454.0 million, $167.7 million or 27% lower than the same period in 2019 largely due to the same reasons as the quarterly variance, partially offset by a variable consideration adjustment on our stream revenue.

(in $ millions)	Three months ended June 30, 2020	Six months ended June 30, 2020

Metals prices[1]
Lower copper prices	(7.4)	(23.7)
Lower zinc prices	(24.0)	(38.6)
Higher gold prices	10.0	20.1
Lower silver prices	(0.1)	(1.0)
Sales volumes
Lower copper sales volumes	(105.5)	(154.0)
Higher zinc sales volumes	10.1	21.2
Higher gold sales volumes	0.1	5.6
Lower silver sales volumes	(6.5)	(16.7)
Other
Change in derivative mark-to-market on zinc	2.4	(0.7)
Molybdenum and other volume and pricing differences	(10.0)	(8.3)
Variable consideration adjustments	-	13.5
Effect of lower treatment and refining charges	10.4	14.9
Decrease in revenue in 2020 compared to 2019	(120.5)	(167.7)
[1] See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Six months ended
(in $ millions)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Copper	88.2	205.3	227.4	407.6
Zinc	59.0	71.6	122.6	138.8
Gold	44.0	33.8	86.8	54.8
Silver	5.0	7.0	11.0	15.3
Molybdenum	2.3	11.2	11.5	17.6
Other metals	1.0	1.4	1.8	2.5
Revenue from contracts	199.5	330.3	461.1	636.6
Amortization of deferred revenue - gold	6.3	8.5	10.5	16.0
Amortization of deferred revenue - silver	7.6	12.8	16.0	31.1
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	-	(2.8)	(16.3)
Pricing and volume adjustments[1]	7.0	(0.3)	(3.6)	(3.6)
Treatment and refining charges	(11.5)	(21.9)	(27.2)	(42.1)
Revenue	208.9	329.4	454.0	621.7

[1] Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

For further detail on variable consideration adjustments, refer to note 15 of our consolidated interim financial statements.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, gold and silver we may enter into non-hedge derivatives ("QP hedges") which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The QP hedges are not removed from the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the second quarter in 2020 and 2019, respectively, are summarized below:

			Realized prices[1] for the		LME YTD 2020[2]	Realized prices[1] for the
			Three months ended			Six months ended
		LME QTD 2020[2]	Jun. 30, 2020	Jun. 30, 2019		Jun. 30, 2020	Jun. 30, 2019
Prices
Copper	$/lb	2.42	2.57	2.78	2.49	2.54	2.81
Zinc[3]	$/lb	0.89	0.96	1.35	0.93	1.01	1.33
Gold[4]	$/oz		1,771	1,441		1,752	1,401
Silver[4]	$/oz		24.19	24.60		24.21	25.00

[1] Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

[2] London Metal Exchange average for copper and zinc prices.

[3] All sales for the three and six months ended June 30, 2020 and 2019 were cast zinc metal. Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues.

[4] Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Wheaton Precious Metals, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 30.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated interim financial statements.

Three months ended June 30, 2020
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements[2]	88.2	59.0	50.3	12.6	2.3	1.0	213.4
Pricing and volume adjustments[3]	2.1	1.1	3.8	0.6	(0.6)	-	7.0
Derivative mark-to-market[4]	-	(1.8)	-	-	-	-	(1.8)
Revenue, excluding mark-to-market on non-QP hedges	90.3	58.3	54.1	13.2	1.7	1.0	218.6
Payable metal in concentrate sold [5]	15,951	27,604	30,590	541,785	120	-	-
Realized price [6]	5,670	2,111	1,771	24.19	-	-	-
Realized price [7]	2.57	0.96	-	-	-	-	-
Six months ended June 30, 2020
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements[2]	227.4	122.6	97.3	27.0	11.5	1.8	487.6
Pricing and volume adjustments[3]	(3.2)	(2.0)	2.9	-	(1.3)	-	(3.6)
Derivative mark-to-market[4]	-	0.4	-	-	-	-	0.4
Revenue, excluding mark-to-market on non-QP hedges	224.2	121.0	100.2	27.0	10.2	1.8	484.4
Payable metal in concentrate sold [5]	40,023	54,396	57,165	1,117,707	551	-	-
Realized price [6]	5,601	2,225	1,752	24.21	-	-	-
Realized price [7]	2.54	1.01	-	-	-	-	-
Three months ended June 30, 2019
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements[2]	205.3	71.6	42.3	19.8	11.2	1.4	351.6
Pricing and volume adjustments[3]	(2.1)	-	1.7	-	0.1	-	(0.3)
Derivative mark-to-market[4]	-	0.6	-	-	-	-	0.6
Revenue, excluding mark-to-market on non-QP hedges	203.2	72.2	44.0	19.8	11.3	1.4	351.9
Payable metal in concentrate sold [5]	33,171	24,224	30,538	804,301	419	-	-
Realized price [6]	6,128	2,981	1,441	24.60	-	-	-
Realized price [7]	2.78	1.35	-	-	-	-	-
Six months ended June 30, 2019
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements[2]	407.6	138.8	70.8	46.4	17.6	2.5	683.7
Pricing and volume adjustments[3]	(5.7)	(0.1)	3.7	(1.7)	0.2	-	(3.6)
Derivative mark-to-market[4]	-	(0.3)	-	-	-	-	(0.3)
Revenue, excluding mark-to-market on non-QP hedges	401.9	138.4	74.5	44.7	17.8	2.5	679.8
Payable metal in concentrate sold [5]	64,888	47,178	53,167	1,787,207	653	-	-
Realized price [6]	6,194	2,933	1,401	25.00	-	-	-
Realized price [7]	2.81	1.33	-	-	-	-	-
[1] Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
[2] Gold and silver includes amortization of deferred revenue.

[3] Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

[4] Derivative mark-to-market excludes mark-to-market on QP hedges.
[5] Copper and zinc shown in metric tonnes and gold and silver shown in ounces.
[6] Realized price for copper, zinc and molybdenum in $/metric tonne and realized price for gold and silver in $/oz.
[7] Realized price for copper, zinc and molybdenum in $/lb.

The price, quantity and mix of metals sold, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended		Six months ended
		Jun. 30, 2020		Jun. 30, 2020
		Manitoba	Peru	Manitoba	Peru
Gold	oz	4,783	1,019	7,222	2,345
Silver	oz	100,042	253,996	141,443	603,618

Gold deferred revenue drawdown rate[1,2]	$/oz	1,114	976	1,131	976
Gold cash rate[3]	$/oz	420	404	420	404
Total gold stream realized price	$/oz	1,534	1,380	1,551	1,380

Silver deferred revenue drawdown rate[1,2]	$/oz	21.16	21.52	21.43	21.52
Silver cash rate[3]	$/oz	6.20	5.96	6.20	5.96
Total silver stream realized price	$/oz	27.36	27.48	27.63	27.48

		Three months ended		Six months ended
		Jun. 30, 2019		Jun. 30, 2019
		Manitoba	Peru	Manitoba	Peru
Gold	oz	5,294	2,404	8,908	5,910
Silver	oz	108,667	477,927	208,100	1,212,452

Gold deferred revenue drawdown rate[1,2]	$/oz	1,168	948	1,172	948
Gold cash rate [3]	$/oz	416	400	416	400
Total gold stream realized price	$/oz	1,584	1,348	1,588	1,348

Silver deferred revenue drawdown rate[1,2]	$/oz	22.34	21.77	22.42	21.77
Silver cash rate [3]	$/oz	6.14	5.90	6.14	5.90
Total silver stream realized price	$/oz	28.48	27.67	28.56	27.67

[1] For the three and six months ended June 30, 2020 deferred revenue amortization is recorded in Manitoba at C$1,556/oz and C$29.58/oz for gold and silver (June 30, 2019 - C$1,562/oz and C$29.89/oz for gold and silver), respectively, and converted to US dollars at the exchange rate in effect at the time of revenue recognition.

[2] Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.

[3] The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed. The gold and silver cash rate for Peru increased by 1% from $400/oz and $5.90/oz effective July 1, 2019. Subsequently every year, on July 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

Cost of Sales

Our detailed cost of sales is summarized as follows:

(in thousands)	Three months ended		Six months ended
	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Peru
Mining	7,595	21,725	27,537	45,611
Milling	18,703	42,953	52,041	77,989
Changes in product inventory	(1,916)	1,680	(2,159)	(5,647)
Depreciation and amortization	33,152	55,636	80,394	104,953
G&A	7,542	14,458	16,226	26,984
Overhead costs related to suspension of activities (cash)	12,358	-	15,810	-
Inventory write down/(reversal)	(8,155)	219	2,221	219
Freight, royalties and other charges	5,395	13,616	16,661	27,690
Total Peru cost of sales	74,674	150,287	208,731	277,799
Manitoba
Mining	44,820	51,466	89,487	97,112
Milling	11,466	11,918	23,009	23,755
Zinc plant	16,617	17,213	35,559	34,244
Changes in product inventory	5,916	(1,107)	2,620	(10,996)
Depreciation and amortization	47,655	35,558	86,852	63,372
G&A	11,277	10,786	25,209	24,067
Freight, royalties and other charges	9,142	10,150	17,198	17,365
Total Manitoba cost of sales	146,893	135,984	279,934	248,919
Cost of sales	221,567	286,271	488,665	526,718

Total cost of sales for the second quarter of 2020 was $221.6 million, reflecting a decrease of $64.7 million from the second quarter of 2019. Cost of sales related to Peru decreased for the second quarter of 2020 compared to the same period of 2019 by $75.6 million. The decrease is primarily the result of less overall mining, milling, general and administrative costs, and units-of-production depreciation due to the temporary suspension of operations at Constancia, as well as a $25.6 million fixed overhead charge (cash: $12.4 million, non-cash: $13.2 million included in depreciation) that ordinarily would have been capitalized to inventories and property, plant, and equipment.  There was also a reversal of a prior period inventory write-down in Peru of $8.2 million to reflect higher realizable inventory values resulting from an increase in copper prices. In Manitoba, cost of sales increased by $10.9 million compared to the second quarter of 2019 primarily as a result of higher depreciation costs from an increase to our decommissioning and restoration obligation and as well as a drawdown of inventory during the quarter.

Year-to-date, cost of sales was $488.7 million, which was $38.1 million less than the same period in 2019. The temporary suspension of operations at Constancia for eight weeks due to the government declared state of emergency resulted in an adjustment to cost of sales by $31.9 million of fixed overhead costs (cash: $15.8 million, non-cash: $16.1 million included in depreciation) that would ordinarily have been capitalized to inventories and property, plant, and equipment. These direct charges were offset by lower mining, milling, general and administrative, and freight and units-of-production depreciation costs resulting from lower production.

For details on unit operating costs refer to the respective tables in the "Operations Review" section of this MD&A.

For the second quarter of 2020, other significant variances in expenses from operations, compared to the same period in 2019, include the following:

-  Other expenses decreased by $27.6 million compared to the second quarter of 2019 primarily due to the write down of a joint venture receivable related to the purchase of the remaining interest in the Rosemont development project from prior year of $26.0 million whereas no comparable charge was recorded in the current quarter.

For 2020 year-to-date, other significant variances in expenses from operations, compared to 2019, include the following:

-  Selling and administrative expense decreased by $9.5 million compared to the same period in 2019. This decrease was mainly due to lower stock-based compensation charges as a result of the relative impact of the revaluation of previously issued share units to lower share prices and a general reduction in consulting, travel and legal overhead costs.

-  Other expenses decreased by $33.8 million due to the write down of a joint venture receivable from prior year of $26.0 million as well as the recognition of a delivery obligation related to the Pampacancha deposit from prior year of $7.5 million, neither of which reoccurred in the current year.

Net finance expense

(in $ thousands)	Three months ended		Six months ended
	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019

Finance costs - accrued or payable:
Interest expense on long-term debt	19,729	19,562	39,364	39,091
Withholding taxes	2,137	2,078	4,030	4,268
Other accrued/payable costs (income)[1]	1,851	(311)	3,248	262
Total finance costs - accrued or payable	23,717	21,329	46,642	43,621

Finance costs - non-cash:
Accretion on streaming agreements[2]	15,732	15,915	32,031	37,884
Interest capitalized	-	(3,297)	-	(6,592)
Change in fair value of financial assets and liabilities at fair value through profit or loss	4,656	3,533	10,900	(1,859)
Other non-cash costs[3]	3,664	2,328	1,289	4,672
Total finance costs - non-cash	24,052	18,479	44,220	34,105
Net finance expense	47,769	39,808	90,862	77,726
[1] Includes interest income and other finance expense.
[2] Includes variable consideration adjustment (prior periods).
[3] Includes accretion on community agreements, unwinding of discount on provisions, and net foreign exchange losses (gains).

Compared to the three months ended June 30, 2019, net finance expense increased by $8.0 million.  Accrued finance costs increased by $2.4 million due to lower interest income earned on our cash balances. Non-cash finance costs increased by $5.6 million primarily as a result of $7.6 million in losses recorded on the revaluation of our gold prepayment liability, partially offset by $4.1 million in gains on our investments measured through profit or loss consisting of securities in Canadian metals and mining companies. In addition, we recorded $3.3 million in interest charges, as we no longer capitalize interest costs on the Rosemont project effective of October 1, 2019, due to its delay in development.

On a year-to-date basis, net finance expense increased by $13.1 million compared to the same period in 2019 mainly for the reasons as described above and due to higher losses from the non-cash revaluation of certain embedded derivatives measured through profit or loss. Offsetting this increase is a reduction in non-cash accretion expense on our stream arrangements by $5.9 million from the same period in 2019 due to a reduction in the variable consideration adjustment compared to a similar adjustment recorded in the first half of 2019.

Tax Recovery

For the three and six months ended June 30, 2020, tax recovery increased by $33.0 million and $33.5 million, respectively, compared to the same period in 2019. The following table provides further details:

	Three months ended		Six months ended
	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
(in $ thousands)
Deferred tax recovery - income tax [1]	(23,722)	9,358	(27,525)	(3,020)
Deferred tax (recovery) expense - mining tax [1]	332	(5,340)	(830)	(2,331)
Total deferred tax recovery	(23,390)	4,018	(28,355)	(5,351)
Current tax (recovery) expense - income tax	687	(1,417)	351	4,591
Current tax recovery - mining tax	-	7,613	(17)	6,278
Total current tax (recovery) expense	687	6,196	334	10,869
Tax recovery	(22,703)	10,214	(28,021)	5,518
[1] Deferred tax (recovery) expense represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Recovery

Applying the estimated Canadian statutory income tax rate of 27.0% to our loss before taxes of $156.1 million for the year-to-date period in 2020 would have resulted in a tax recovery of approximately $42.1 million; however, we recorded an income tax recovery of $27.2 million. The significant items causing our effective income tax rate to be different than the 27.0% estimated Canadian statutory income tax rate include:

-  Decrease in the deferred tax recovery of approximately $8.5 million as certain non-monetary assets are recognized at historical cost while the tax bases of the assets change as the exchange rates fluctuates, which creates taxable temporary differences.

-  Certain deductible temporary differences mostly with respect to Peru, and mostly relating to the decommissioning and restoration liabilities, were not recognized as we have determined that it is not probable that we will realize the recovery of these deferred tax assets based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Peruvian operations.  This has resulted in deferred tax expense of $8.0 million.

-  Certain deductible temporary differences with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory income tax rate of 27%, resulting in a deferred tax recovery of $2.4 million.

Mining Tax Recovery

Applying the estimated Manitoba mining tax rate of 10.0% to our loss before taxes of $156.1 million for the year-to-date period in 2020 would have resulted in a tax recovery of approximately $15.6 million; however, we recorded a mining tax recovery of $0.8 million. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

-  10% of total mining taxable profit if mining profit is C$50 million or less;

-  15% of total mining taxable profit if mining profits are between C$55 million and C$100 million; and

-  17% of total mining taxable profit if mining profits exceed C$105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at June 30, 2020, at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

In the second quarter of 2020, in the wake of the COVID-19 pandemic, we entered into discussions with the syndicate of banks in our revolving Credit Facilities to restructure the facilities in order to right-size the facilities and provide Hudbay with enhanced flexibility during the development of the New Britannia and Pampacancha projects. Each of the banks in the syndicate has received credit approval to amend the Credit Facilities on the proposed terms and the transaction is expected to close by the end of August.

As a result of the amendment, the total size of the Credit Facilities will decrease from $550.0 million to $400.0 million to reflect our anticipated business requirements until June 2022 when the Credit Facilities mature. The revised covenants are as follows:

-  Maintaining net debt to EBITDA ratio of less than:

•  5.25:1 from September 30, 2020 to December 31, 2021; and,

•  3.50:1 from January 1, 2022 to maturity.

-  Maintaining an interest coverage ratio of greater than:

•  2.50:1 from September 30, 2020 to December 31, 2021; and,

•  3.00:1 from January 1, 2022 to maturity.

-  Maintaining a minimum liquidity greater than $50 million to December 31, 2021.

The EBITDA calculation for the purposes of the covenants may differ from the non-IFRS measure of adjusted EBITDA shown in this MD&A. As at June 30, 2020, our liquidity includes $391.1 million in cash and cash equivalents as well as undrawn availability under our Credit Facilities. As at June 30, 2020, we were in compliance with our covenants under the Credit Facilities and we have drawn $107.0 million in letters of credit under the Credit Facilities.

As at June 30, 2020, the Arizona business unit had $8.6 million in surety bonds and the Peru business unit had $20.0 million in surety bonds, issued to support future reclamation and closure obligations. The Peru business unit also had $45.0 million in letters of credit issued with various Peruvian financial institutions. No cash collateral is required to be posted under these letters of credit or surety bonds.

Financial Condition

Financial Condition as at June 30, 2020 compared to December 31, 2019

Cash and cash equivalents decreased by $5.0 million during the first half of the year to $391.1 million as at June 30, 2020. This decrease was mainly the result of $98.8 million of capital investments primarily at our Peru and Manitoba operations, and interest payments and other leasing and financing cost payments of $37.4 million and $25.4 million, respectively. This decrease was partially offset by $115.0 million of proceeds from the gold prepay transaction and cash flow from operating activities of $40.5 million. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital decreased by $10.6 million to $260.7 million from December 31, 2019 to June 30, 2020, primarily due to an increase in our other current financial liabilities by $52.5 million arising mainly from the execution of the Pampacancha surface rights agreement and other community agreements, partially offset by a decrease of accounts payable by $28.8 million due to reduced accruals from lower operating activity at Constancia, and a reduction of the current portion of deferred revenue by $12.1 million based on changes in expected future stream deliveries.

Cash Flows

The following table summarizes our cash flows for the three and six months ended June 30, 2020 and June 30, 2019:

(in $ thousands)	Three months ended		Six months ended
	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Operating cash flow before changes in non-cash working capital	29,457	81,259	71,409	166,941
Change in non-cash working capital	1,911	25,750	(30,954)	1,767
Cash generated from operating activities	31,368	107,009	40,455	168,708
Cash (used in) generated by investing activities	(47,409)	(90,881)	(97,356)	(130,144)
Cash generated by (used in) financing activities	102,372	(12,089)	50,440	(64,342)
Effect of movement in exchange rates on cash and cash equivalents	(1,192)	(379)	1,451	(192)
Increase (decrease) in cash and cash equivalents	85,139	3,660	(5,010)	(25,970)

Cash Flow from Operating Activities

Cash generated from operating activities was $31.4 million during the second quarter of 2020, a decrease of $75.6 million compared with the same period in 2019. Operating cash flow before change in non-cash working capital was $29.5 million during the second quarter of 2020, reflecting a decrease of $51.8 million compared to the second quarter of 2019. The decrease in operating cash flow is primarily the result of lower copper sale volumes due to the temporary shutdown of the Constancia operations during the quarter and lower realized base metal prices compared to the second quarter of 2019.

Year-to-date cash generated from operating activities was $40.5 million, representing a decrease of $128.3 million compared to the same period in 2019. Operating cash flow before change in non-cash working capital was $71.4 million during the first half of 2020, compared to $166.9 million during the same period in 2019. The year-to-date decrease in operating cash flow is due to the same factors described above for the quarter-over-quarter variance.

Cash Flow from Investing and Financing Activities

During the second quarter of 2020, we generated $55.0 million in investing and financing activities, primarily driven by $115.0 million of proceeds received from the gold prepay, offset by $47.8 million of capital expenditures, capitalized lease payments of $8.2 million, and finance costs paid of $4.4 million.

Year-to-date, we used $46.9 million in investing and financing activities, composed primarily of $98.8 million of capital expenditures, interest payments of $37.4 million, capitalized lease payments of $17.2 million and net finance fees of $8.2 million, partially offset by $115.0 million of proceeds received from the gold prepayment transaction.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended		Six months ended		Guidance
	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019	Annual
(in $ millions)					2020 [1]
Manitoba sustaining capital expenditures	27.2	27.1	51.0	51.2	100.0
Peru sustaining capital expenditures [2]	6.6	18.1	19.2	28.5	80.0
Total sustaining capital expenditures	33.8	45.2	70.2	79.7	180.0
Arizona capitalized costs	4.6	8.8	7.7	13.4	20.0
Peru growth capitalized expenditures	-	0.3	70.2	0.6	70.0
Manitoba growth capitalized expenditures	11.0	3.1	14.7	3.2	80.0
Other capitalized costs [3]	17.0	12.2	60.2	23.1
Capitalized exploration	0.9	1.1	2.3	2.0	15.0
Capitalized interest	-	3.3	-	6.6
Total other capitalized costs	33.5	28.8	155.1	48.9
Total capital additions	67.3	74.0	225.3	128.6
Reconciliation to cash capital additions:
Decommissioning and restoration obligation	(16.7)	(11.8)	(58.4)	(26.5)
Capitalized interest	-	(3.3)	-	(6.6)
Right-of-use asset additions	(4.8)	(2.1)	(7.1)	(4.6)
Change in community agreement accruals	6.5	-	(62.3)	-
Change in capital accruals and other	(4.5)	(6.8)	1.3	1.4
Total cash capital additions	47.8	50.0	98.8	92.3
[1] Reflects Manitoba guidance issued February 20, 2020 and updated Peru guidance issued August 11, 2020.
[2] Peru sustaining capital expenditures includes capitalized stripping costs.
[3] Other capitalized costs include decommissioning and restoration adjustments.

Sustaining capital expenditures in Manitoba for the three and six months ended June 30, 2020 were $27.2 million and $51.0 million respectively, representing an increase of $0.1 million and a decrease of $0.2 million compared to the same period in 2019. Expenditures remain consistent period over period as we continue capital development projects at Lalor.

Sustaining capital expenditures in Peru for the three and six months ended June 30, 2020 were $6.6 million and $19.2 million respectively, representing decreases of $11.5 million and $9.3 million from the same period in 2019. The decrease in Peru sustaining capital expenditures compared to the same period last year was mainly due to the temporary suspension of operations at Constancia. Expenditures for the current quarter mostly related to deferred mine equipment overhauls and plant recovery improvement projects.

Year-to-date Peru growth capital of $70.2 million includes the recognition of future spending obligations arising from the execution of the surface rights agreement with the local community and agreements related to current uses of the land by certain community members. Significant progress has been made with the agreements in recognition of current land uses and as of June 30, 2020, over one-third of the land has been vacated. The majority of expenditures under these agreements is expected to be paid during the third quarter of 2020.

Year-to-date Manitoba growth capital of $14.7 million includes spending for the New Britannia refurbishment project which formally broke ground in May 2020 with the start of construction of the foundation for the new copper flotation building.

Other capitalized costs for the three and six months ended June 30, 2020 were $17.0 million and $60.2 million, respectively, and relate primarily to the remeasurement of previously recognized decommissioning and restoration liabilities at our Peru and Manitoba operations as a result of declining discount rates during the first half of 2020.

Capital Commitments

As at June 30, 2020, we had outstanding capital commitments in Canada of approximately $45.0 million of which $43.9 million can be terminated, approximately $36.4 million in Peru primarily related to exploration option agreements, all of which can be terminated, and approximately $178.6 million in Arizona, primarily related to our Rosemont project, of which approximately $87.7 million can be terminated.

Contractual Obligations

The following table summarizes our significant contractual obligations as at June 30, 2020:

		Less than 12 months	13 - 36 months	37 - 60 months	More than 60 months
Payment Schedule (in $ millions)	Total
Long-term debt obligations[1]	1,320.6	79.2	549.9	691.5	-
Gold prepayment obligation[3]	123.1	-	93.7	29.4	-
Lease obligations	149.0	98.3	44.7	2.8	3.2
Purchase obligation - capital commitments	260.0	60.4	26.1	20.9	152.6
Purchase obligation - other commitments[2]	705.8	320.5	218.9	132.3	34.1
Pension and other employee future benefits obligations[3]	205.6	19.6	46.5	9.3	130.2
Community agreement obligations	113.4	68.4	8.9	7.2	28.9
Decommissioning and restoration obligations[4]	256.9	23.8	35.3	11.0	186.8
Total	3,134.4	670.2	1,024.0	904.4	535.8
[1] Long-term debt obligations include scheduled interest payments, as well as principal repayments.

[2] Primarily made up of long-term agreements with operational suppliers, obligations for power purchase, Pampacancha delivery obligation, concentrate handling, fleet and port services, as well as deferred consideration arising from the acquisition of Rosemont's minority interest.

[3] Discounted.
[4] Undiscounted before inflation.

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments which impact our financial position:

-  A profit-sharing plan with most Manitoba employees;

-  A profit-sharing plan with all Peru employees;

-  Wheaton precious metals stream agreements for the 777 mine and Constancia mines;

-  A net smelter returns royalty agreement related to the 777 mine; and,

-  Government royalty payments related to the Constancia mine.

Outstanding Share Data

As of August 10, 2020, there were 261,272,151 common shares of Hudbay issued and outstanding. In addition, there were 1,581,385 stock options outstanding.

FINANCIAL RISK MANAGEMENT

Impact of COVID-19

As a result of the COVID-19 global pandemic, we have experienced operational, supply chain, travel, labour and shipping disruptions, and may continue to experience similar disruptions in the future. As a result, our financial results may remain volatile as COVID-19 continues to affect production, operating costs and the prices we receive for our products. The resumption of normal operating activities is highly dependent on the global response and impact of the COVID-19 global pandemic. We expect that our current liquidity together with cash flows from operations will be sufficient to meet our liquidity needs in 2020.

Metals Price Strategic Risk Management

From time to time, we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Commodity prices are a key driver of our financial and operational results.  Our strategic objective is to provide our investors with exposure to base metals prices, unless a reason exists to implement a hedging arrangement.

In the normal course, we typically consider base metal price hedging:

-  In conjunction with a major capital commitment to a growth opportunity for which operating cash flow is a key funding source;

-  To ensure the viability of a shorter life and/or higher cost mine;

-  To manage the risk associated with provisional pricing terms in concentrate purchase and sale agreements;

-  To offset fixed price zinc sales contracts with customers.

During the second quarter of 2020, we entered into a gold forward sale and prepay transaction which generated $115.0 million in cash proceeds to pre-fund the full capital budget of the New Britannia gold mill refurbishment. The transaction valued the future gold ounce delivery obligation for 79,954 gold ounces in 2022 and 2023 at forward curve prices averaging approximately $1,682 per ounce. The gold delivery obligation is to be satisfied with a monthly delivery of 3,331 gold ounces over a 24-month period from January 2022 to December 2023.

On an ongoing basis, we typically enter into copper hedging transactions intended to manage the risk associated with provisional pricing terms in concentrate sales agreements.

As at June 30, 2020, we had 17,650 tonnes of copper fixed for floating swaps outstanding at an average fixed receivable price of $2.55/lb associated with provisional pricing risk in concentrate sales agreements. These swaps settle across July to December 2020.

To provide a service to customers who purchase zinc from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

From time to time, we enter into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. We are generally obligated to deliver gold and silver to Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time we deliver gold and silver to Wheaton and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities. Our swap agreements are with counterparties we believe to be creditworthy and do not require us to provide collateral.

Interest Rate and Foreign Exchange Risk Management

To the extent that we incur indebtedness at variable interest rates to fund our growth objectives, we may enter into interest rate hedging arrangements to manage our exposure to short-term interest rates. To the extent that we make commitments to capital expenditures denominated in foreign currencies, we may enter into foreign exchange forwards or acquire foreign currency outright, which may result in foreign exchange gains or losses in our consolidated interim income statements.

At June 30, 2020, approximately $359.0 million of our cash and cash equivalents was held in US dollars, approximately $21.0 million of our cash and cash equivalents was held in Canadian dollars, and approximately $11.1 million of our cash and cash equivalents was held in Peruvian soles.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

	2020		2019				2018

(in $ millions)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	208.9	245.1	324.5	291.3	329.4	292.3	351.8	362.6
Gross margin	(12.7)	(22.0)	25.6	31.0	43.1	51.8	75.2	85.3
(Loss) profit before tax	(74.6)	(81.5)	(42.4)	(348.4)	(43.9)	(18.1)	17.7	30.3
(Loss) profit	(51.9)	(76.1)	(1.5)	(274.8)	(54.1)	(13.4)	(3.5)	22.8
Adjusted net (loss) earnings[1]	(39.7)	(39.4)	(24.6)	(23.2)	(8.1)	7.3	13.3	23.0
(Loss) earnings per share:
Basic and Diluted	(0.20)	(0.29)	(0.01)	(1.05)	(0.21)	(0.05)	(0.01)	0.09
Adjusted net (loss) earnings[1] per share	(0.15)	(0.15)	(0.09)	(0.09)	(0.03)	0.03	0.05	0.08
Operating cash flow[2]	29.5	42.0	69.1	71.2	81.3	85.7	104.3	122.9
Adjusted EBITDA[1]	49.1	55.0	82.2	76.2	95.9	104.2	120.7	130.6

[1] Adjusted net (loss) earnings, adjusted net (loss) earnings per share, and adjusted EBITDA are non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

[2] Operating cash flow before changes in non-cash working capital.

The COVID-19 pandemic had a significant impact on our business in the first half of 2020, adversely impacting both production and base metal prices. Due to the temporary suspension of operations at Constancia throughout April and into mid-May 2020, we had lower second quarter production and sales volumes and higher production costs by $25.6 million as a result of the immediate recognition of fixed overhead production costs incurred during the suspension. With the Constancia suspension having commenced mid-March, first quarter sales volumes were less impacted. Despite this, first quarter results reflected $6.3 million of shutdown-related production costs as well as an inventory write-down of $10.4 million triggered by lower copper prices.

In 2019, the lower realized prices for copper and zinc, combined with a trend towards lower copper grades in the Constancia mine plan and the closure of the Reed copper mine in August 2018 resulted in lower revenues and gross margin, despite the lower Constancia grades being partially offset by higher mill throughput and recoveries. Earnings in 2019 were also impacted by an after-tax impairment charge of $242.1 million in the third quarter of 2019 following the U.S. District Court for the District of Arizona's decision related to the Rosemont project permits, as well as a write down of $26.0 million related to the UCM receivable in the second quarter of 2019 which was exchanged for higher ownership in the Rosemont project prior to purchasing the remaining interest from UCM. In the first quarter of 2019, pre-tax revenue and finance expenses were negatively impacted by a $22.3 million charge due to a deferred revenue adjustment arising from higher reserves and resources.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

We have added adjusted net earnings (loss) and adjusted EBITDA to our non-IFRS financial performance measures this quarter. Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per pound of zinc produced and combined unit cost and zinc plant unit cost are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share better reflect the Company's performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess our financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per pound of zinc produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. Combined unit cost and zinc plant unit cost is shown because we believe they help investors and management assess our cost structure and margins that are not impacted by variability in by-product commodity prices.

In the first half of 2020, a government-imposed shutdown of non-essential businesses led to a temporary suspension of our Constancia mining operations. As such, fixed overhead production costs incurred during the suspension were directly charged to cost of sales. These costs did not contribute to production of inventory and were therefore excluded from the calculations of adjusted net earnings (loss), adjusted EBITDA and cash costs.

Adjusted Net Earnings (Loss)

Adjusted net earnings (loss) represents net earnings (loss) excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, mark-to-market adjustments, impairment charges and reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.

The following table provides a reconciliation of earnings (loss) per the consolidated interim income statements, to adjusted net earnings (loss) for the three and six months ended June 30, 2020 and 2019.

	Three months ended		Six months ended
(in $ millions)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Loss for the period	(51.9)	(54.1)	(128.0)	(67.6)
Tax (recovery) expense	(22.7)	10.2	(28.0)	5.6
Loss before tax	(74.6)	(43.9)	(156.1)	(62.0)
Adjusting items:
Mark-to-market adjustments[1]	8.3	1.6	11.8	1.6
Peru inventory write-down/(reversal of write-down)	(8.2)	-	2.2	-
Peru cost of sales direct charge from temporary shutdown	25.6	-	31.9	-
Write down of UCM receivable	-	26.0	-	26.0
Costs associated with proxy contest	-	3.0	-	3.0
Deferred revenue adjustment from increased reserves and resources	-	-	3.8	22.3
Pampacancha delivery obligation	-	-	-	7.5
Foreign exchange gain	1.8	0.9	(3.1)	1.8
Adjusted loss before income taxes	(47.1)	(12.4)	(109.5)	0.2
Tax recovery (expense)	22.7	(10.2)	28.0	(5.6)
Tax impact of adjusting items	(9.9)	(0.6)	(14.7)	(7.4)
Non-cash deferred tax adjustments	(5.4)	15.1	17.1	11.9

Adjusted net loss	(39.7)	(8.1)	(79.1)	(0.9)
Adjusted net loss ($/share)	(0.15)	(0.03)	(0.30)	-
Basic weighted average number of common shares outstanding (millions)	261.3	261.3	261.3	261.3
[1] Includes changes in fair value of financial assets and liabilities at fair value through profit or loss and share-based compensation expenses.

After adjusting reported net loss for those items not considered representative of the Company's core business or indicative of future operations, the Company had an adjusted net loss in the second quarter 2020 of $39.7 million or $0.15 loss per share.

Adjusted EBITDA

Adjusted EBITDA is profit or loss before net finance expense/income, tax expense/recoveries, depreciation and amortization of property, plant and equipment and deferred revenue, as well as certain other adjustments. We calculate adjusted EBITDA by excluding certain adjustments included within our adjusted net earnings measure which we believe reflects the underlying performance of our core operating activities. The measure also removes the impact of non-cash items and financing costs that are not associated with measuring the underlying performance of our operations. However, our adjusted EBITDA is not the measure defined as EBITDA under our senior notes or revolving credit facilities and may not be comparable with performance measures with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for profit or loss or as a better measure of liquidity than operating cash flow, which are calculated in accordance with IFRS. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs.

The following table presents the reconciliation of earnings (loss) per the consolidated interim income statements, to adjusted EBITDA for the three and six months ended June 30, 2020 and 2019:

	Three months ended		Six months ended
(in $ millions)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Loss for the period	(51.9)	(54.1)	(128.0)	(67.6)

Add back: tax (recovery) expense	(22.7)	10.2	(28.0)	5.6
Add back: Net finance expense	47.8	39.8	90.9	77.7
Add back: Other expenses	1.3	28.9	6.8	40.6
Add back: Depreciation and amortization[1]	80.8	91.2	167.2	168.3
Less: Amortization of deferred revenue	(13.9)	(21.3)	(23.7)	(30.8)
	41.4	94.7	85.2	193.8
Adjusting items (pre-tax):
Peru inventory write-down/(reversal of write-down)	(8.2)	-	2.2	-
Cash portion of Peru cost of sales direct charge from temporary shutdown	12.4	-	15.8	-
Costs associated with proxy contest	-	3.0	-	3.0
Share-based compensation expenses (recoveries)[2]	3.5	(1.8)	0.9	3.2
Adjusted EBITDA	49.1	95.9	104.1	200.0
[1] Includes the non-cash portion of the Peru cost of sales direct charge from the temporary shutdown of $13.2 million and $16.1 million for the three and six months ended June 30, 2020.
[2] Share-based compensation expenses (recoveries) reflected in cost of sales and selling and administrative expenses.

Net Debt

The following table presents our calculation of net debt as at June 30, 2020 and December 31, 2019:

(in $ thousands)	Jun. 30, 2020	Dec. 31, 2019
Total long-term debt as per IFRS financial statements	988,418	985,255
Cash and cash equivalents as per IFRS financial statements	(391,136)	(396,146)
Net debt	597,282	589,109

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced ("cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

-  Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the zinc will occur later, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

-  Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flow and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

-  Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes cash sustaining capital expenditures, including payments on capitalized leases, capitalized sustaining exploration, net smelter returns royalties, payments on certain long-term community agreements, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

-  All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A, regional costs, accretion and amortization for community agreements relating to current operations, and accretion for expected decommissioning activities for non-producing assets. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three and six months ended June 30, 2020 and 2019. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended		Six months ended
Net pounds of copper produced
(in thousands)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Peru	25,361	53,423	67,888	123,624
Manitoba	14,379	13,517	26,162	27,029
Net pounds of copper produced	39,740	66,940	94,050	150,653

Consolidated	Three months ended				Six months ended
	Jun. 30, 2020		Jun. 30, 2019		Jun. 30, 2020		Jun. 30, 2019
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	141,374	3.56	212,067	3.17	324,529	3.45	409,626	2.72
By-product credits, net of deferred revenue	(116,035)	(2.92)	(126,795)	(1.89)	(233,354)	(2.48)	(231,024)	(1.53)
Cash cost, net of by-product credits	25,339	0.64	85,272	1.27	91,175	0.97	178,602	1.19

Consolidated	Three months ended				Six months ended
	Jun. 30, 2020		Jun. 30, 2019		Jun. 30, 2020		Jun. 30, 2019
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Zinc	60,094	1.51	71,561	1.07	120,594	1.28	138,713	0.92
Gold [3]	54,163	1.36	43,993	0.66	100,567	1.07	61,031	0.41
Silver [3]	13,108	0.33	19,785	0.30	23,823	0.25	41,844	0.28
Molybdenum & other	2,574	0.06	12,754	0.19	12,034	0.13	20,245	0.13
Total by-product credits	129,939	3.27	148,093	2.21	257,018	2.73	261,833	1.74
Less: deferred revenue [3]	(13,904)	(0.35)	(21,298)	(0.32)	(23,664)	(0.25)	(30,809)	(0.20)
Total by-product credits, net of deferred revenue	116,035	2.92	126,795	1.89	233,354	2.48	231,024	1.53
Reconciliation to IFRS:
Cash cost, net of by-product credits	25,339		85,272		91,175		178,602
By-product credits	129,939		148,093		257,018		261,833
Change in deferred revenues	(13,904)		(21,298)		(23,664)		(30,809)
Treatment and refining charges	(11,464)		(21,940)		(27,160)		(42,083)
Share-based compensation expense	284		(62)		68		365
Inventory adjustments	(8,155)		219		2,221		219
Change in product inventory	4,000		573		461		(16,643)
Royalties	2,363		4,220		5,490		6,909
Overhead costs related to suspension of activities (cash)	12,358		-		15,810		-
Depreciation and amortization[2]	80,807		91,194		167,246		168,325
Cost of sales[4]	221,567		286,271		488,665		526,718
[1] Per pound of copper produced.
[2] Depreciation is based on concentrate sold.

[3] Six months ended June 30, 2020 and June 30, 2019 gold and silver by-product credits and deferred revenue both reflect the $2.8 million and $16.3 million revenue adjustment, respectively primarily associated with the increase in reserves and resources at the 777 mine.

[4] As per IFRS financial statements.

Peru	Three months ended		Six months ended
(in thousands)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Net pounds of copper produced[1]	25,361	53,423	67,888	123,624
[1] Contained copper in concentrate.

Peru	Three months ended				Six months ended
	Jun. 30, 2020		Jun. 30, 2019		Jun. 30, 2020		Jun. 30, 2019
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	7,595	0.30	21,725	0.41	27,537	0.41	45,611	0.37
Milling	18,703	0.74	42,953	0.80	52,041	0.77	77,989	0.63
G&A	7,493	0.30	14,468	0.27	16,241	0.24	26,908	0.22
Onsite costs	33,791	1.33	79,146	1.48	95,819	1.41	150,508	1.22
Treatment & refining	5,165	0.20	14,020	0.26	15,879	0.23	29,038	0.23
Freight & other	4,817	0.19	11,765	0.22	14,603	0.22	24,519	0.20
Cash cost, before by-product credits	43,773	1.73	104,931	1.96	126,301	1.86	204,065	1.65
By-product credits, net of deferred revenue	(4,115)	(0.17)	(17,682)	(0.33)	(17,311)	(0.25)	(33,906)	(0.27)
Cash cost, net of by-product credits	39,658	1.56	87,249	1.63	108,990	1.61	170,159	1.38

Peru	Three months ended				Six months ended
	Jun. 30, 2020		Jun. 30, 2019		Jun. 30, 2020		Jun. 30, 2019
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Gold	2,129	0.08	5,364	0.10	7,747	0.11	13,768	0.11
Silver	6,827	0.27	13,692	0.26	13,818	0.20	35,873	0.29
Molybdenum	1,619	0.06	11,310	0.21	10,177	0.15	17,736	0.14
Total by-product credits	10,575	0.42	30,366	0.57	31,742	0.46	67,377	0.55
Less: deferred revenue	(6,460)	(0.25)	(12,684)	(0.24)	(14,431)	(0.21)	(33,471)	(0.27)
Total by-product credits, net of deferred revenue	4,115	0.17	17,682	0.33	17,311	0.25	33,906	0.27
Reconciliation to IFRS:
Cash cost, net of by-product credits	39,658		87,249		108,990		170,159
By-product credits	10,575		30,366		31,742		67,377
Change in deferred revenues	(6,460)		(12,684)		(14,431)		(33,471)
Treatment and refining charges	(5,165)		(14,020)		(15,879)		(29,038)
Inventory adjustments	(8,155)		219		2,221		219
Share-based compensation expenses	49		(10)		(15)		76
Change in product inventory	(1,916)		1,680		(2,159)		(5,647)
Royalties	578		1,851		2,058		3,171
Overhead costs related to suspension of activities (cash)	12,358		-		15,810		-
Depreciation and amortization[2]	33,152		55,636		80,394		104,953
Cost of sales[3]	74,674		150,287		208,731		277,799
[1] Per pound of copper produced.
[2] Depreciation is based on concentrate sold.
[3] As per IFRS financial statements.

Manitoba	Three months ended		Six months ended
(in thousands)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Net pounds of copper produced[1]	14,379	13,517	26,162	27,029
[1] Contained copper in concentrate.

Manitoba	Three months ended				Six months ended
	Jun. 30, 2020		Jun. 30, 2019		Jun. 30, 2020		Jun. 30, 2019
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	44,820	3.12	51,466	3.81	89,487	3.42	97,112	3.59
Milling	11,466	0.80	11,918	0.88	23,009	0.88	23,755	0.88
Refining (zinc)	16,617	1.16	17,213	1.27	35,559	1.36	34,244	1.27
G&A	11,042	0.77	10,838	0.80	25,126	0.96	23,778	0.88
Onsite costs	83,945	5.84	91,435	6.76	173,181	6.62	178,889	6.62
Treatment & refining	6,299	0.44	7,920	0.59	11,281	0.43	13,045	0.48
Freight & other	7,357	0.51	7,781	0.58	13,766	0.53	13,627	0.50
Cash cost, before by-product credits	97,601	6.79	107,136	7.93	198,228	7.58	205,561	7.61
By-product credits, net of deferred revenue	(111,920)	(7.79)	(109,113)	(8.07)	(216,043)	(8.26)	(197,118)	(7.29)
Cash cost, net of by-product credits	(14,319)	(1.00)	(1,977)	(0.15)	(17,815)	(0.68)	8,443	0.31

Manitoba	Three months ended				Six months ended
	Jun. 30, 2020		Jun. 30, 2019		Jun. 30, 2020		Jun. 30, 2019
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Zinc	60,094	4.19	71,561	5.29	120,594	4.61	138,713	5.13
Gold	52,034	3.62	38,629	2.86	92,820	3.55	47,263	1.75
Silver	6,281	0.44	6,093	0.45	10,005	0.38	5,971	0.22
Other	955	0.07	1,444	0.11	1,857	0.07	2,509	0.09
Total by-product credits	119,364	8.31	117,727	8.71	225,276	8.61	194,456	7.19
Less: deferred revenue	(7,444)	(0.52)	(8,614)	(0.64)	(9,233)	(0.35)	2,662	0.10
Total by-product credits, net of deferred revenue	111,920	7.79	109,113	8.07	216,043	8.26	197,118	7.29
Reconciliation to IFRS:
Cash cost, net of by-product credits	(14,319)		(1,977)		(17,815)		8,443
By-product credits	119,364		117,727		225,276		194,456
Change in deferred revenues	(7,444)		(8,614)		(9,233)		2,662
Treatment and refining charges	(6,299)		(7,920)		(11,281)		(13,045)
Share-based compensation expenses	235		(52)		83		289
Change in product inventory	5,916		(1,107)		2,620		(10,996)
Royalties	1,785		2,369		3,432		3,738
Depreciation and amortization[2]	47,655		35,558		86,852		63,372
Cost of sales[3]	146,893		135,984		279,934		248,919
[1] Per pound of copper produced.
[2] Depreciation is based on concentrate sold.
[3] As per IFRS financial statements.

Consolidated	Three months ended				Six months ended
	Jun. 30, 2020		Jun. 30, 2019		Jun. 30, 2020		Jun. 30, 2019
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	25,339	0.64	85,272	1.27	91,175	0.97	178,602	1.19
Cash sustaining capital expenditures	49,467	1.24	51,973	0.78	104,196	1.11	96,983	0.64
Capitalized exploration[1]	-	0.00	1,090	0.02	-	0.00	1,995	0.01
Royalties	2,363	0.06	4,220	0.06	5,490	0.06	6,909	0.05
Sustaining cash cost, net of by-product credits	77,169	1.94	142,555	2.13	200,861	2.14	284,489	1.89
Corporate selling and administrative expenses & regional costs	11,608	0.29	11,146	0.17	17,596	0.19	27,263	0.18
Accretion and amortization of decommissioning and community agreements[2]	1,049	0.03	60	0.00	1,850	0.02	132	0.00
All-in sustaining cash cost, net of by-product credits	89,826	2.26	153,761	2.30	220,307	2.34	311,884	2.07
[1] Only includes exploration costs incurred for locations near existing mines.
[2] Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

Peru	Three months ended				Six months ended
	Jun. 30, 2020		Jun. 30, 2019		Jun. 30, 2020		Jun. 30, 2019
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	39,658	1.56	87,249	1.63	108,990	1.61	170,159	1.38
Cash sustaining capital expenditures	12,855	0.51	23,845	0.45	32,099	0.47	38,540	0.31
Royalties	578	0.02	1,851	0.03	2,058	0.03	3,171	0.03
Sustaining cash cost per pound of copper produced	53,091	2.09	112,945	2.11	143,147	2.11	211,870	1.71

Manitoba	Three months ended				Six months ended
	Jun. 30, 2020		Jun. 30, 2019		Jun. 30, 2020		Jun. 30, 2019
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	(14,319)	(1.00)	(1,977)	(0.15)	(17,815)	(0.68)	8,443	0.31
Cash sustaining capital expenditures	36,612	2.55	28,128	2.08	72,097	2.76	58,443	2.16
Capitalized exploration	-	0.00	1,090	0.08	-	0.00	1,995	0.07
Royalties	1,785	0.12	2,369	0.18	3,432	0.13	3,738	0.14
Sustaining cash cost per pound of copper produced	24,078	1.67	29,610	2.19	57,714	2.21	72,619	2.69

Zinc Cash Cost and Zinc Sustaining Cash Cost

Cash cost per pound of zinc produced ("zinc cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates zinc as the primary metal of production as it is the largest component of revenues for our Manitoba business unit and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

-  Zinc cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of zinc produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the copper will occur later, and an increase in production of copper metal will tend to result in an increase in zinc cash cost under this measure.

-  Zinc cash cost, net of by-product credits - In order to calculate the net cost to produce and sell zinc, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than zinc. The by-product revenues from copper, gold, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell zinc would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum zinc price consistent with positive operating cash flow and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at our Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside zinc prices, the zinc cash cost net of by-product credits would increase, requiring a higher zinc price than that reported to maintain positive cash flows and operating margins.

-  Zinc sustaining cash cost, net of by-product credits - This measure is an extension of zinc cash cost that includes cash sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than zinc cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of zinc cash cost and zinc sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between zinc cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three and six months ended June 30, 2020 and 2019. Zinc cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended		Six months ended
(in thousands)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Net pounds of zinc produced[1]	68,833	70,191	136,063	132,002
[1] Contained zinc in concentrate.

Manitoba	Three months ended				Six months ended
	Jun. 30, 2020		Jun. 30, 2019		Jun. 30, 2020		Jun. 30, 2019
Cash cost per pound of zinc produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits[1]	97,601	1.42	107,136	1.53	198,228	1.46	205,561	1.56
By-product credits	(94,041)	(1.37)	(80,306)	(1.14)	(160,567)	(1.18)	(136,687)	(1.04)
Zinc cash cost, net of by-product credits	3,560	0.05	26,830	0.38	37,661	0.28	68,874	0.52
[1] For additional detail on cash cost, before by-product credits please see page 49 of this MD&A.

Manitoba	Three months ended				Six months ended
	Jun. 30, 2020		Jun. 30, 2019		Jun. 30, 2020		Jun. 30, 2019
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Copper	42,215	0.61	42,754	0.61	65,118	0.48	78,282	0.59
Gold	52,034	0.76	38,629	0.55	92,820	0.68	47,263	0.36
Silver	6,281	0.09	6,093	0.09	10,005	0.07	5,971	0.05
Other	955	0.01	1,444	0.02	1,857	0.01	2,509	0.02
Total by-product credits	101,485	1.47	88,920	1.27	169,800	1.25	134,025	1.02
Less: deferred revenue	(7,444)	(0.11)	(8,614)	(0.12)	(9,233)	(0.07)	2,662	0.02
Total by-product credits, net of deferred revenue	94,041	1.37	80,306	1.14	160,567	1.18	136,687	1.04
Reconciliation to IFRS:
Cash cost, net of by-product credits	3,560		26,830		37,661		68,874
By-product credits	101,485		88,920		169,800		134,025
Change in deferred revenues	(7,444)		(8,614)		(9,233)		2,662
Treatment and refining charges	(6,299)		(7,920)		(11,281)		(13,045)
Share-based compensation expenses	235		(52)		83		289
Change in product inventory	5,916		(1,107)		2,620		(10,996)
Royalties	1,785		2,369		3,432		3,738
Depreciation and amortization[2]	47,655		35,558		86,852		63,372
Cost of sales[3]	146,893		135,984		279,934		248,919
[1] Per pound of zinc produced.
[2] Depreciation is based on concentrate sold.
[3] As per IFRS financial statements.

Manitoba	Three months ended				Six months ended
	Jun. 30, 2020		Jun. 30, 2019		Jun. 30, 2020		Jun. 30, 2019
Sustaining cash cost per pound of zinc produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Zinc cash cost, net of by-product credits	3,560	0.05	26,830	0.38	37,661	0.28	68,874	0.52
Cash sustaining capital expenditures	36,612	0.53	28,128	0.40	72,097	0.53	58,443	0.44
Capitalized exploration	-	-	1,090	0.02	-	0.00	1,995	0.02
Royalties	1,785	0.03	2,369	0.03	3,432	0.03	3,738	0.03
Sustaining cash cost per pound of zinc produced	41,957	0.61	58,417	0.83	113,190	0.83	133,051	1.01

Combined Unit Cost & Zinc Plant Unit Cost Reconciliation

Combined unit cost ("unit cost") and zinc plant unit cost is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our mining and milling operations. Combined unit cost and zinc plant unit cost are calculated by dividing the cost of sales by mill throughput and refined zinc metal produced, respectively. This measure is utilized by management and investors to assess our cost structure and margins and compare it to similar information provided by other companies in our industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices. In the first half of 2020, as a result of the temporary suspension of operations in Peru, fixed overhead production costs incurred during the suspension were directly charged to cost of sales. These costs did not contribute to production of inventory and were therefore excluded from the calculation of combined unit costs.

The tables below present a detailed combined unit cost and zinc plant unit costs for the Manitoba business unit and combined unit cost for the Peru business unit, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the three and six months ended June 30, 2020 and 2019.

Peru	Three months ended		Six months ended
(in thousands except unit cost per tonne)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Combined unit cost per tonne processed

Mining	7,595	21,725	27,537	45,611
Milling	18,703	42,953	52,041	77,989
G&A [1]	7,493	14,468	16,241	26,908
Other G&A [2]	49	618	561	192
Unit cost	33,840	79,764	96,380	150,700
Tonnes ore milled	4,355	7,680	11,075	15,673
Combined unit cost per tonne	7.77	10.39	8.70	9.62
Reconciliation to IFRS:
Unit cost	33,840	79,764	96,380	150,700
Freight & other	4,817	11,765	14,603	24,519
Other G&A	(49)	(618)	(561)	(192)
Share-based compensation expenses	49	(10)	(15)	76
Inventory adjustments	(8,155)	219	2,221	219
Change in product inventory	(1,916)	1,680	(2,159)	(5,647)
Royalties	578	1,851	2,058	3,171
Overhead costs related to suspension of activities (cash)	12,358	-	15,810	-
Depreciation and amortization	33,152	55,636	80,394	104,953
Cost of sales[3]	74,674	150,287	208,731	277,799
[1] G&A as per cash cost reconciliation above.
[2] Other G&A primarily includes profit sharing costs.
[3] As per IFRS financial statements.

Manitoba	Three months ended		Six months ended
(in thousands except tonnes ore milled and unit cost per tonne)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020	Jun. 30, 2019
Combined unit cost per tonne processed

Mining	44,820	51,466	89,487	97,112
Milling	11,466	11,918	23,009	23,755
G&A [1]	11,042	10,838	25,126	23,778
Less: G&A allocated to zinc metal production	(3,264)	(2,856)	(7,423)	(6,079)
Unit cost	64,064	71,268	130,199	138,468

USD/CAD implicit exchange rate	1.39	1.34	1.37	1.33
Unit cost - C$	88,753	95,342	178,017	184,670
Tonnes ore milled	659,507	706,633	1,361,883	1,317,400
Combined unit cost per tonne - C$	135	135	131	140
Reconciliation to IFRS:
Unit cost	64,064	71,268	130,199	138,468
Freight & other	7,357	7,781	13,766	13,627
Refined (zinc)	16,617	17,213	35,559	34,244
G&A allocated to zinc metal production	3,264	2,856	7,423	6,079
Share-based compensation expenses	235	(52)	83	289
Change in product inventory	5,916	(1,107)	2,620	(10,996)
Royalties	1,785	2,369	3,432	3,738
Depreciation and amortization	47,655	35,558	86,852	63,372
Cost of sales[2]	146,893	135,984	279,934	248,919
[1] G&A as per cash cost reconciliation above.
[2] As per IFRS financial statements.

Manitoba	Three months ended		Six months ended
(in thousands except zinc plant unit cost per pound)	Jun. 30, 2020	Jun. 30, 2019	Jun. 30, 2020		Jun. 30, 2019
Zinc plant unit cost

Zinc plant costs	16,617	17,213	35,559		34,244
G&A [1]	11,042	10,838	25,126		23,778
Less: G&A allocated to other areas	(7,778)	(7,884)	(17,702)		(17,601)
Zinc plant unit cost	19,881	20,069	42,983	0	40,323

USD/CAD implicit exchange rate	1.39	1.34	1.36		1.33
Zinc plant unit cost - C$	27,544	26,847	58,454		53,762
Refined metal produced (in pounds)	60,704	60,598	123,461		112,890
Zinc plant unit cost per pound - C$	0.45	0.44	0.47		0.48

Reconciliation to IFRS:
Zinc plant unit cost	19,881	20,069	42,983		40,323
Freight & other	7,357	7,781	13,766		13,627
Mining	44,820	51,466	89,487		97,112
Milling	11,466	11,918	23,009		23,755
G&A allocated to other areas	7,778	7,884	17,702		17,601
Share-based compensation expenses	235	(52)	83		289
Change in product inventory	5,916	(1,107)	2,620		(10,996)
Royalties	1,785	2,369	3,432		3,738
Depreciation and amortization	47,655	35,558	86,852		63,372
Cost of sales[2]	146,893	135,984	279,934		248,919
[1] G&A as per cash cost reconciliation above.
[2] As per IFRS financial statements.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations adopted

For information on new standards and interpretations adopted, refer to note 4 of our June 30, 2020 consolidated interim financial statements.

Estimates and judgements

The preparation of the consolidated interim financial statements in conformity with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being "critical" to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

For more information on judgements and estimates, refer to note 2 of our June 30, 2020 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the three months ended June 30, 2020 that materially affected or are reasonably likely to materially affect our ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance and potential revisions to such guidance, anticipated production at our mines and processing facilities, expectations regarding the impact of the COVID-19 pandemic on our operations, financial condition and prospects, expectations regarding the closing of the restructured Credit Facilities, expectations regarding the timing of mining activities at the Pampacancha deposit, the anticipated timing, cost and benefits of developing the Rosemont project and the outcome of litigation challenging Rosemont's permits, expectations regarding the Lalor gold strategy, including the refurbishment of the New Britannia mill and the potential of the 1901 deposit, the possibility of converting inferred mineral resource estimates to higher confidence categories, the potential and our anticipated plans for advancing our mining properties surrounding Constancia and the Mason project, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

-  our ability to continue to operate safely and at full capacity during the COVID-19 pandemic;

-  no significant interruptions to our operations or significant delays to our development projects in Manitoba and Peru due to the COVID-19 pandemic;

-  the timing of development and production activities on the Pampacancha deposit;

-  the timing of the Consulta Previa and permitting process for mining the Pampacancha deposit;

-  the timing for reaching additional agreements with individual community members and no significant unanticipated delays to the development of Pampacancha;

-  the successful completion of the New Britannia project on budget and on schedule;

-  the successful outcome of the Rosemont litigation;

-  the success of mining, processing, exploration and development activities;

-  the scheduled maintenance and availability of our processing facilities;

-  the accuracy of geological, mining and metallurgical estimates;

-  anticipated metals prices and the costs of production;

-  the supply and demand for metals we produce;

-  the supply and availability of all forms of energy and fuels at reasonable prices;

-  no significant unanticipated operational or technical difficulties;

-  the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

-  the availability of additional financing, if needed;

-  the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

-  the timing and receipt of various regulatory and governmental approvals;

-  the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

-  maintaining good relations with the labour unions that represent certain of our employees in Manitoba and Peru;

-  maintaining good relations with the communities in which we operate, including the neighbouring Indigenous communities;

-  no significant unanticipated challenges with stakeholders at our various projects;

-  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

-  no contests over title to our properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of our unpatented mining claims;

-  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

-  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and

-  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with the COVID-19 pandemic and its effect on our operations, financial condition, projects and prospects, the possibility of a global recession arising from the COVID-19 pandemic and attempts to control it, the political situation in Peru, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the litigation affecting the Rosemont project), risks related to the U.S. district court's recent decisions to set aside the U.S. Forest Service's FROD and the Biological Opinion for Rosemont and related appeals and other legal challenges, risks related to the new Lalor mine plan, including the schedule for the refurbishment of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the schedule for mining the Pampacancha deposit (including risks associated with COVID-19, the Consulta Previa process, risks associated with reaching additional agreements with individual community members and risks associated with the rainy season in Peru and the impact of any schedule delays), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the Company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, our Senior Vice President and Chief Operating Officer. The technical and scientific information related to our other material mineral projects contained in this MD&A has been approved by Olivier Tavchandjian, P. Geo, our Vice President, Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for our material properties as filed by us on SEDAR at www.sedar.com.  For further information regarding the data verification and quality assurance / quality control procedures used for the estimate of mineral resources at the 1901 deposit, please refer to the procedures used for estimating the mineral resources at the Lalor deposit, as described in the Lalor technical report filed on SEDAR on March 28, 2019.